Filed Pursuant to General Instruction ILL of F-10
Registration No. 333-181769

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

Preliminary Pricing Supplement Dated September 5, 2013

Pricing Supplement to the Prospectus Supplement dated June 15, 2012 and the

Short Form Base Shelf Prospectus dated June 15, 2012

The Toronto-Dominion Bank

US$         Floating Rate Senior Medium-Term Notes, Series A, Due 2016

We will pay interest on the Floating Rate Senior Medium-Term Notes, Series A, due 2016 (the “Notes”) quarterly on                     ,                     ,                      and                     of each year. We will make the first interest payment on                     , 2013. The interest rate on the Notes for each period will be equal to three-month LIBOR plus a spread of          basis points. The Notes will mature on                     , 2016. The Notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. We will issue the Notes in minimum denominations of US$2,000 and integral multiples of US$1,000.

Other than as set forth under “Terms of the Notes — Redemption for Tax Reasons,” we may not redeem the Notes prior to their maturity. There is no sinking fund for the Notes.

The Notes will not be listed on any securities exchange.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement dated June 15, 2012.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Notes
	Per Note		Total
Price to the public(1)		%	US$
Underwriting commissions		%	US$
Proceeds to The Toronto-Dominion Bank		%	US$

(1)	The price to the public also will include interest accrued on the Notes after September , 2013, if any.

This pricing supplement may be used by certain of our affiliates in connection with offers and sales of the Notes in market-making transactions.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company (including through its indirect participants Euroclear and Clearstream, Luxembourg) on or about September     , 2013, against payment in immediately available funds.

Joint Book-Runners

TD Securities	Citigroup	Goldman, Sachs & Co.	Morgan Stanley

TD Securities (USA) LLC is our affiliate. See “Underwriting (Conflicts of Interest)” in this pricing supplement.

Pricing Supplement dated September     , 2013

WHERE YOU CAN YOU FIND MORE INFORMATION

You should read this pricing supplement together with the prospectus supplement dated June 15, 2012 (the “prospectus supplement”) and the short form base shelf prospectus dated June 15, 2012 (the “base prospectus”), and the documents incorporated by reference therein. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement (collectively, the “prospectus”). We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated June 15, 2012: http://www.sec.gov/Archives/edgar/data/947263/000119312512272850/d367199dsuppl.htm

•	Short Form Base Shelf Prospectus dated June 15, 2012 (forming part of Amendment No. 1 to the Registration Statement on Form F-10 (File No. 333-181769)):

http://www.sec.gov/Archives/edgar/data/947263/000119312512272327/d364564df10a.htm

Our Central Index Key, or CIK, on the SEC website is 947263.

DOCUMENTS INCORPORATED BY REFERENCE

This pricing supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the Notes to be issued hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

The following documents with respect to TD filed with the securities commissions or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this pricing supplement:

•

the Third Quarter Report to Shareholders for the three and nine months ended July 31, 2013, which includes comparative consolidated interim financial statements (unaudited) and Management’s Discussion & Analysis (“MD&A”);

•	the Management Proxy Circular dated as of January 24, 2013;

•	the Annual Information Form dated December 5, 2012; and

•

the consolidated audited financial statements for the fiscal year ended October 31, 2012 with comparative consolidated financial statements for the fiscal year ended October 31, 2011, together with the auditors’ report thereon and MD&A as contained in the Annual Report to Shareholders for the year ended October 31, 2012.

Any management proxy circular, annual information form, consolidated audited financial statements, interim unaudited financial statements, material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by TD with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this pricing supplement and prior to the termination of the offering of Notes hereunder will be deemed to be incorporated by reference into this pricing supplement.

Updated earnings coverage ratios, as necessary, will be filed quarterly with the various securities commissions and similar authorities in Canada, either as prospectus supplements to the accompanying base prospectus or as exhibits to TD’s unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this pricing supplement and the accompanying prospectus for the issuance of Notes hereunder.

Any statement contained in the accompanying prospectus, in this pricing supplement or in any other document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this pricing supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this pricing supplement or the accompanying prospectus. You should not assume that the information in this pricing supplement, the accompanying prospectus or any document incorporated by reference herein or therein is accurate as of any date other than the date of the applicable document.

TERMS OF THE NOTES

We describe the basic features of the Notes in the sections of the accompanying base prospectus called “Description of the Debt Securities” and prospectus supplement called “Description of the Notes We May Offer,” subject to and as modified by the provisions described below. References in this pricing supplement to “we,” “us,” “our” or “the Bank” are to The Toronto-Dominion Bank.

Issuer:	The Toronto-Dominion Bank

Title of Series:	Senior Medium-Term Notes, Series A

Issue:	Floating Rate Senior Medium-Term Notes, Series A, due 2016

Ranking:	Senior

Aggregate Principal Amount Initially Being Issued:	US$

Currency:	U.S. Dollars

Minimum Denominations:	US$2,000 and minimum denominations of US$1,000 in excess of US$2,000

Pricing Date:	September , 2013

Issue Date:	September , 2013

Maturity Date:	, 2016

CUSIP/ISIN:	/

Day Count Fraction:	Actual/360

Base Rate:	LIBOR

Index Maturity:	Three months

Spread:	basis points

Interest Payment Dates:	Quarterly, on , , and of each year, beginning , 2013.

Interest Determination Date:	The second London business day preceding the applicable interest reset date.

Record Dates for Interest Payments:	The fifteenth calendar day prior to the applicable Interest Payment Date.

Redemption at Our Option:	Not applicable, other than as set forth under “— Redemption for Tax Reasons.”

Optional Redemption by Holders of Notes:	Not applicable.

Listing:	The Notes will not be listed on any securities exchange.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of the Debt Securities — Book-Entry Procedures and Settlement” in the accompanying base prospectus).

Conflicts of Interest:	TD Securities (USA) LLC is our affiliate. The agents are members of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. TD Securities (USA) LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Additional Amounts

All payments of principal and interest and other amounts payable in respect of the Notes by us will be made without us making any withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”), unless the withholding or deduction of such Taxes is required or authorized by law or the administration thereof. In that event, we will, subject to certain exceptions and limitations set forth below, pay such additional amounts (“Additional Amounts”) to the holder or beneficial owner of any Note as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after any withholding or deduction for Taxes imposed or levied by or on behalf of Canada or any political subdivision or taxing authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”) (and Taxes imposed or levied by a Taxing Jurisdiction on such Additional Amounts), will not be less than the amount such holder or beneficial owner would have received if such Taxes imposed or levied by or on behalf of a Taxing Jurisdiction had not been withheld or deducted. We will not, however, be required to make any payment of Additional Amounts to any holder or beneficial owner for or on account of:

•

any Taxes that would not have been so imposed but for a present or former connection (including, without limitation, carrying on business in a Taxing Jurisdiction or having a permanent establishment or fixed base in a Taxing Jurisdiction) between such holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and a Taxing Jurisdiction, other than merely holding such Note or receiving payments with respect to such Note;

•	any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a Note;

•

any Tax imposed by reason that such holder or beneficial owner of a Note does not deal at arm’s length within the meaning of the Income Tax Act (Canada) with us or is, or does not deal at arm’s length with any person who is, a “specified shareholder” of us for purposes of the thin capitalization rules in the Income Tax Act (Canada);

•	any Tax that is levied or collected otherwise than by withholding from payments on or in respect of a Note;

•	any Tax required to be withheld by any paying agent from any payment on a Note, if such payment can be made without such withholding by at least one other paying agent;

•

any Tax that would not have been imposed but for the failure of a holder or beneficial owner of a Note to comply with certification, identification, declaration, information or other reporting requirements, if such compliance is required by a Taxing Jurisdiction (including where required by statute, treaty, regulation or administrative pronouncement) as a precondition to relief or exemption from such Tax;

•

any Tax which would not have been imposed but for the presentation of a Note (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later;

•

any withholding or deduction imposed pursuant to (i) Sections 1471 to 1474 of the U.S. Internal Revenue Code of 1986, as amended (“FATCA”), or any successor version thereof, or any similar legislation imposed by any other governmental authority, (ii) any treaty, law, regulation or other official guidance enacted by Canada implementing FATCA or an intergovernmental agreement with respect to FATCA or any similar legislation imposed by any other governmental authority, or (iii) any agreement between us and the United States or any authority thereof implementing FATCA; or

•	any combination of the items listed above;

nor shall Additional Amounts be paid with respect to any payment on a Note to a holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary, a member of such partnership or such beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner held its interest in the Note directly.

Redemption for Tax Reasons

We may redeem the Notes, in whole but not in part, at our option at any time prior to maturity, upon the giving of a notice of redemption as described below, if:

(i) as a result of any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this pricing supplement, in the written opinion of our legal counsel of recognized standing, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced); or

(ii) on or after the date of this pricing supplement any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of our legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced);

and, in any such case, we in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us. For the avoidance of doubt, reasonable measures do not include a change in the terms of the Notes or a substitution of the debtor.

Prior to the giving of any notice of redemption pursuant to the above paragraph, we will deliver to the trustee:

•	a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

•	an opinion of counsel prepared in accordance with the terms of the indenture.

Any Notes redeemed for tax reasons will be redeemed at 100% of their principal amount together with interest accrued up to, but excluding, the redemption date. Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain material U.S. federal income tax consequences of owning the Notes, please see the section “Tax Consequences — United States Taxation” in the accompanying prospectus supplement. The FATCA withholding tax described in that section under the heading “Additional Withholding Requirements” will not apply to the Notes, however, because recently issued final Treasury Regulations and administrative guidance contain a grandfathering provision that exempts from the FATCA withholding regime any debt instruments issued before July 1, 2014.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

For a discussion of certain material Canadian federal income tax consequences of owning the Notes, please see the section “Tax Consequences — Canadian Taxation” in the accompanying prospectus supplement.

UNDERWRITING (CONFLICT OF INTERESTS)

On September     , 2013, we entered into a terms agreement with the agents pursuant to the Distribution Agreement, dated June 15, 2012, among us and the agents party thereto for the purchase and sale of the Notes. We have agreed to sell to each of the agents, and each of the agents have agreed to purchase from us, as principal, the principal amount of the Notes shown opposite its name at the public offering price set forth above.

Principal Amount of Notes
Agent
TD Securities (USA) LLC	US$
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC

Total	US$

The agents may sell the Notes to certain dealers at the public offering price, less a concession which will not exceed     % of their principal amount. The agents and those dealers may resell the Notes to other dealers at a reallowance discount which will not exceed     % of their principal amount. After the initial offering of the Notes, the concession and reallowance discounts on the Notes may change.

We estimate that the total offering expenses for the Notes, excluding underwriting commissions, will be approximately US$            .

We have agreed to indemnify the several agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the agents and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the agents and their respective affiliates may make or hold a broad array of investments, including serving as counterparties to certain derivative and trading arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank. The agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Conflicts of Interest

TD Securities (USA) LLC is our affiliate. The agents are members of FINRA. Accordingly, the offering of the Notes will conform to the requirements of FINRA Rule 5121. TD Securities (USA) LLC is not permitted to sell the Notes to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Selling Restrictions

Australia

Each agent has represented and agreed that in connection with the distribution of the Notes, it:

(a)	must not make any offer or invitation in Australia or which is received in Australia in relation to the issue, sale or purchase of any Notes unless the offeree or invitee is required to pay at least A$500,000 for the Notes (disregarding amounts, if any, lent by the Bank or any other person offering the Notes or its associates (within the meaning of those expressions in Part 6D.2 of the Corporations Act 2001 (Cth) of the Commonwealth of Australia (the “Corporations Act”))), or it otherwise is an offer or invitation in respect of which, by virtue of s708 of the Corporations Act, no disclosure is required to be made under Part 6D.2 of the Corporations Act; and

(b)	has not circulated or issued and will not circulate or issue this pricing supplement and the accompanying prospectus or any disclosure document relating to the Notes in Australia or received in Australia which requires lodging under Division 5 of Part 6D.2 of the Corporations Act.

The Bank is not authorized under the Banking Act 1959 of the Commonwealth of Australia (the “Banking Act”) to carry on banking business and is not subject to prudential supervision by the Australian Prudential Regulation Authority. The Notes are not Deposit Liabilities under the Banking Act.

The People’s Republic of China

This pricing supplement and the accompanying prospectus have not been filed with or approved by the People’s Republic of China (for such purposes, not including Hong Kong and Macau Special Administrative Regions or Taiwan) authorities, and is not an offer of securities (whether public offering or private placement) within the meaning of the Securities Law or other pertinent laws and regulations of the People’s Republic of China. This pricing supplement and the accompanying prospectus shall not be offered to the general public if used within the People’s Republic of China, and the Notes so offered cannot be sold to anyone that is not a qualified purchaser of the People’s Republic of China. Each agent has represented, warranted and agreed that the Notes are not being offered or sold and may not be offered or sold, directly or indirectly, in the People’s Republic of China, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of Notes which are the subject of the offering contemplated by this pricing supplement and the accompanying prospectus to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an of offer of such Notes to the public in that Relevant Member State:

(a)	at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant agents nominated by the Bank for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Notes shall require the Bank or any agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Notes to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong

The Notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

The Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the “Financial Instruments and Exchange Law”) and each agent has agreed that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Russia

Notice to recipients:

This pricing supplement and the accompanying prospectus are being distributed to a limited circle of persons only and are provided exclusively for your own information and are not to be provided or otherwise made available by you to any other person or entity. The information provided in this pricing supplement and the accompanying prospectus is not an advertisement of the Notes in the Russian Federation and is not intended to create or maintain an interest in the Bank, or the Notes or to facilitate any prohibited sale, exchange or transfer of the Notes in the Russian Federation or to any Russian person or entity.

The Notes are securities of a foreign issuer under Russian law. No sale, exchange or transfer of the Notes may take place in the Russian Federation or to any Russian person or entity, unless and to the extent otherwise permitted by Russian law. Neither the issue of the Notes nor a securities prospectus in respect of the Notes has been, or is intended to be, registered with the Federal Service for Financial Markets of the Russian Federation. The information provided in this pricing supplement and the accompanying prospectus is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer the Notes in the Russian Federation or to any Russian person or entity, unless and to the extent otherwise permitted by Russian law.

Singapore

This pricing supplement and the accompanying prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may not be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust will not be transferable for six months after that corporation or that trust has acquired the Notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

United Kingdom

Each agent has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Bank; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated June 15, 2012 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Prospectus Supplement to Short Form Base Shelf Prospectus Dated June 15, 2012

The Toronto-Dominion Bank

Senior Medium-Term Notes, Series A

Terms of Sale

The Toronto-Dominion Bank may from time to time offer and sell notes with various terms (the “notes”), including the following:

•	stated maturity of 9 months or longer
•	fixed interest rate, including zero-coupon, or floating interest rate, or a combination of both; a floating interest rate may be based on:
•	commercial paper rate
•	U.S. prime rate
•	LIBOR
•	EURIBOR
•	Treasury rate
•	CMT rate
•	CD rate
•	CMS rate
•	federal funds rate
•	ranked as senior indebtedness of The Toronto-Dominion Bank
•	book-entry form only through The Depository Trust Company
•	redemption at the option of The Toronto-Dominion Bank or the option of the holder
•	interest on notes paid monthly, quarterly, semi-annually or annually
•	unless otherwise set forth in the applicable pricing supplement, minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof
•	denominated in U.S. dollars, a currency other than U.S. dollars or in a composite currency
•	settlement in immediately available funds
•	may be issued with original issue discount

The final terms of each note will be included in a pricing supplement. For information regarding the agent’s commissions, see “Supplemental Plan of Distribution (Conflicts of Interest).” The aggregate initial offering price of the notes is subject to reduction as a result of the sale by The Toronto-Dominion Bank of other debt securities pursuant to another prospectus supplement to the accompanying prospectus.

See “Risk Factors” beginning on page S-6 to read about factors you should consider before investing in any notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the adequacy or accuracy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

The Toronto-Dominion Bank may sell the notes directly or through one or more agents or dealers, including the agents referred to in “Supplemental Plan of Distribution.” The agents are not required to sell any particular amount of the notes.

The Toronto-Dominion Bank may use this prospectus supplement in the initial sale of any notes. In addition, this prospectus supplement may be used by certain of our affiliates in connection with offers and sales of the notes in market-making transactions. In market-making transactions, our affiliates may resell notes they acquire from other holders, after the original offering and sale of the note. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of the resale or at related or negotiated prices. In these transactions, our affiliates may act as principal or as agent, including as agent for the counterparty in a transaction in which our affiliates act as principal. Our affiliates may receive compensation in the form of discounts and commissions including from both counterparties in some cases.

No underwriter, as defined under Canadian securities legislation, has been involved in the preparation of, or has performed any review of, the contents of this prospectus supplement or the accompanying prospectus.

Arranger

TD Securities

The date of this prospectus supplement is June 15, 2012.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus provide you with a general description of the notes we may offer. Each time we sell notes we will provide a pricing supplement containing specific information about the terms of the notes being offered. Each pricing supplement may include a discussion of any risk factors or other special considerations that apply to those notes. The pricing supplement may also add, update or change the information in this prospectus supplement. If there is any inconsistency between the information in this prospectus supplement or any pricing supplement, you should rely on the information in that pricing supplement.

THE TORONTO-DOMINION BANK

The Toronto-Dominion Bank, which we refer to as “TD,” “we” or “us,” is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million online customers. TD had CDN$773 billion in assets on April 30, 2012.The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges. To find out how to obtain more information about us, see “Available Information” on page I-6 of the accompanying prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purpose of the notes to be issued hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the accompanying prospectus and reference should be made to the accompanying prospectus for full particulars thereof.

Any management proxy circular, annual information form, consolidated audited financial statements, interim unaudited financial statements, material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by TD with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder will be deemed to be incorporated by reference into this prospectus supplement.

A pricing supplement describing the specific terms of an offering of notes and containing such other information that TD may elect to include will be delivered to purchasers of the notes together with this prospectus supplement and the accompanying prospectus and will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus as of the date of the applicable pricing supplement solely for the purpose of the notes issued thereunder.

Updated earnings coverage ratios, as necessary, will be filed quarterly with the various securities commissions and similar authorities in Canada, either as prospectus supplements to the accompanying prospectus or as exhibits to TD’s unaudited interim and audited annual consolidated financial statements, and will be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the issuance of notes thereunder.

Any statement contained in the accompanying prospectus, in this prospectus supplement or in any other document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

TRADING PRICE AND VOLUME OF TD’S SECURITIES

The following chart sets out the trading price in Canadian dollars and volume of TD’s securities on the Toronto Stock Exchange during the 12 months preceding the date of this prospectus supplement:

	June 2011	July 2011	August 2011	Sept 2011	Oct 2011	Nov 2011	Dec 2011	Jan 2012	Feb 2012	March 2012	April 2012	May 2012	June 2012(1)
COMMON SHARES
High ($) Low ($) Vol. (’000)	83.51 77.87 42,284	82.34 75.95 32,750	77.47 70.36 73,438	79.96 69.01 62,982	76.77 68.55 44,057	74.20 68.13 42,648	76.45 71.64 50,769	80.57 75.76 41,701	81.22 77.16 32,814	85.85 79.57 47,131	85.05 81.59 33,870	83.72 76.52 32,871	78.30 76.62 1,998

PREFERRED SHARES
Series O High ($) Low ($) Vol. (’000)	25.48 25.00 375	25.60 24.90 333	25.59 24.52 206	25.97 25.38 204	25.77 25.00 185	25.95 25.42 146	26.45 25.56 180	26.57 25.85 486	26.53 25.60 184	26.21 25.82 287	26.29 25.73 437	26.17 25.72 271	25.99 25.73 119

Series P High ($) Low ($) Vol. (’000)	26.35 25.33 142	26.33 25.53 157	26.26 25.30 216	26.40 25.86 114	26.69 25.82 107	26.93 26.11 100	26.78 26.19 98	26.90 26.20 138	27.16 26.41 127	26.80 26.27 104	26.88 26.21 102	26.91 26.25 151	26.50 26.15 40

Series Q High ($) Low ($) Vol. (’000)	26.39 26.01 225	26.54 25.92 368	27.04 25.96 266	26.85 26.53 55	26.85 26.10 68	27.04 26.46 292	27.12 26.50 82	27.49 26.86 133	27.60 26.58 144	27.18 26.64 118	27.15 26.50 106	26.95 26.66 85	26.79 26.52 41

Series R High ($) Low ($) Vol. (’000)	26.60 25.92 164	26.68 26.21 185	26.74 26.13 189	26.93 26.31 140	26.88 26.28 107	26.90 26.40 377	27.30 26.64 171	27.48 26.90 329	27.74 26.91 190	27.24 26.79 204	27.27 26.49 106	27.00 26.53 116	27.22 26.58 74

Series S High ($) Low ($) Vol. (’000)	26.25 25.88 130	26.20 25.79 782	26.04 23.20 116	26.25 25.81 252	26.22 25.53 88	26.20 25.85 157	26.25 25.91 59	26.25 25.81 66	26.23 25.70 231	26.86 25.72 200	26.27 25.69 116	25.83 25.51 128	25.65 25.36 77

Series Y High ($) Low ($) Vol. (’000)	26.44 26.14 725	26.38 25.91 191	26.24 25.75 77	26.30 26.00 81	26.22 25.74 76	26.38 26.09 187	26.40 26.10 37	26.36 25.77 147	26.24 25.80 235	26.26 25.87 164	26.24 25.71 48	26.00 25.71 172	25.80 25.46 137

Series AA High ($) Low ($) Vol. (’000)	26.39 26.12 201	26.43 25.83 146	26.27 25.40 142	26.35 26.02 283	26.29 25.71 115	26.42 26.00 168	26.49 26.03 91	26.49 26.02 120	26.40 26.04 120	26.37 25.96 97	26.22 25.77 112	26.06 25.66 123	25.86 25.65 58

Series AC High ($) Low ($) Vol. (’000)	26.93 26.55 200	26.88 26.23 139	26.77 25.90 214	26.80 26.24 78	26.76 25.92 131	26.73 26.35 171	26.80 26.43 117	26.89 26.35 103	26.84 26.38 92	26.69 26.25 99	26.65 26.07 110	26.29 26.00 165	26.33 25.92 183

Series AE High ($) Low ($) Vol. (’000)	27.61 27.12 323	27.52 27.05 166	27.34 26.38 298	27.41 27.05 165	27.34 26.39 148	27.46 27.02 491	27.65 26.95 151	27.60 27.00 88	27.58 26.91 180	27.18 26.89 203	27.28 26.56 211	26.85 26.55 476	26.80 26.51 41

	June 2011	July 2011	August 2011	Sept 2011	Oct 2011	Nov 2011	Dec 2011	Jan 2012	Feb 2012	March 2012	April 2012	May 2012	June 2012(1)
Series AG High ($) Low ($) Vol. (’000)	27.56 27.24 259	27.55 27.02 341	27.39 26.79 153	27.43 27.05 251	27.16 26.65 432	27.50 27.08 299	27.75 27.05 124	27.69 27.00 393	27.56 26.99 300	27.18 26.81 492	27.14 26.61 355	26.91 26.60 448	26.80 26.59 138

Series AI High ($) Low ($) Vol. (’000)	27.73 27.32 320	27.65 27.10 266	27.63 26.84 235	27.56 27.15 208	27.43 26.70 190	27.65 27.11 563	27.96 27.10 123	27.78 26.32 202	27.70 26.94 259	27.39 27.08 243	27.35 26.77 165	27.10 26.75 238	27.06 26.75 116

Series AK High ($) Low ($) Vol. (’000)	27.73 27.41 343	27.68 27.18 309	27.50 26.50 269	27.62 27.11 260	27.29 26.67 254	27.64 27.11 329	27.78 27.10 149	27.80 27.27 157	27.73 27.06 255	27.42 27.05 245	27.36 26.77 241	27.10 26.72 368	26.98 26.65 111

(1)	The June 2012 data include trading prices and volume up to and including June 14, 2012.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this prospectus supplement and the accompanying prospectus, as well as the applicable pricing supplement.

Issuer:	The Toronto-Dominion Bank (“TD”).

Interest Payment Dates:	The date or dates specified in the applicable pricing supplement. The applicable pricing supplement may specify that the interest dates are monthly, quarterly, semi-annually, annually or at other specified intervals, or that interest will be paid only at maturity.

Interest Payable:	Unless we specify otherwise in the applicable pricing supplement, the notes will bear interest at:

• a fixed rate, which may be zero;

• a floating rate; or

• a combination of both fixed and floating rates.

Payment at Maturity:	On the maturity date, you will receive the principal amount of your notes plus any accrued and unpaid interest.

Redemption:	If the applicable pricing supplement specifies that the notes are “Redeemable,” we may redeem the notes at a price specified in the applicable pricing supplement plus accrued and unpaid interest to the redemption date on any payment date on or after the date or dates specified in the applicable pricing supplement.

Put Option:	You will only have the right to require us to repurchase your notes prior to maturity if so specified in the applicable pricing supplement.

Clearance and Settlement:	Unless we specify otherwise in the applicable pricing supplement, through DTC (including through its indirect participants Euroclear and Clearstream as described under “Book-Entry Procedures and Settlement” in the accompanying prospectus).

Listing:	The notes will not be listed on any securities exchange.

Calculation Agent:	Unless we specify otherwise in the applicable pricing supplement, The Bank of New York Mellon.

Conflicts of Interest:	TD Securities (USA) LLC is an affiliate of The Toronto-Dominion Bank. Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121 imposes certain requirements when a FINRA member, such as TD Securities (USA) LLC, distributes an affiliated company’s securities. TD Securities (USA) LLC has advised The Toronto-Dominion Bank that each particular offering of notes in which it participates will comply with the applicable requirements of FINRA Rule 5121.

TD Securities (USA) LLC is not permitted to sell notes in an offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

RISK FACTORS

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus. You should carefully consider whether the notes are suited to your particular circumstances. This prospectus supplement should be read together with the prospectus and the applicable pricing supplement. The information in the prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement and the applicable pricing supplement. This section describes the most significant risks relating to the terms of the notes. We urge you to read the following information about these risks, together with the other information in this prospectus supplement and the prospectus and the applicable pricing supplement, before investing in the notes.

Risks Relating to the Notes in General

An Investment in the Notes Is Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes.

An investment in any of the notes issued under our medium-term note program, which are TD’s senior unsecured debt securities, is subject to our credit risk. As a result, your receipt of each interest payment, if any, and the amount due on the maturity date is dependent upon TD’s ability to repay its obligations as of each payment date. The existence of a trading market for, and the market value of, any of the notes may be impacted by market perception of our creditworthiness. If market perception of our creditworthiness were to decline for any reason, the market value of your notes, and availability of the trading markets generally, may be adversely affected. No assurance can be given as to what our financial condition will be at any time during the term of the notes, or at maturity.

The Interest Rate of Certain Types of Notes Is Not Certain for One or More Interest Periods, and May Be Zero or Very Low.

Except for any interest periods in which your notes will bear interest at a fixed rate, the interest rate for one or more interest periods during the term of the notes will not be known on the pricing date of your notes. Depending on the terms set forth in the applicable pricing supplement, it is possible that the applicable interest rate for one or more interest periods may be 0%, or if the rate is above 0%, it may be substantially less than the rate of interest that we would pay on conventional debt securities with a comparable term. You should carefully read the terms of the notes that will be set forth in the applicable pricing supplement in order to determine the extent to which the interest rate on your notes during any period may be so limited.

Even if your yield on the notes is positive, and even if your notes have a specified fixed rate of interest for one or more interest periods, your total yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of TD with the same maturity date. The return on your investment may not compensate you for the opportunity cost when you take into account factors, such as inflation, that affect the time value of money.

Depending on the terms of your notes, you should, therefore, be prepared to realize no return at maturity over the principal amount of your notes.

Your Notes May Be Subject to Early Redemption.

Depending upon the terms of your notes, we may have the right to redeem them, or the notes may be automatically redeemable under some circumstances. If we have the right to redeem them, we will be more likely to do so as the rate of interest payable on your notes increases. If we redeem your notes, depending on the market conditions at the time of redemption, you may not be able to reinvest the redemption proceeds in a security with a comparable return.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the notes. The notes will not be listed on any securities exchange. TD Securities (USA) LLC and other affiliates of TD may make a market for the notes; however, they are not required to do so. TD Securities (USA) LLC or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

The following factors, which are beyond our control, may influence the market value of your notes:

•

Changes in the level of the interest rate basis. For example, if you purchase floating rate notes, an increase in the level of the interest rate basis could cause a decrease in the market value of the notes. Conversely, a decrease in the level of the interest rate basis for any of the notes could cause an increase in the market value of the notes. However, if the level of the interest rate basis decreases and remains low, the likelihood of the notes being redeemed (if the notes are redeemable) would increase. In all cases, the level of the interest rate basis itself will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market or other applicable market in particular.

•

Changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

•	Volatility of the interest rate basis. Depending on the terms of your notes, if the size and frequency of fluctuations of the interest rate basis changes, the market value of the notes may decrease.

These factors may influence the market value of your notes if you sell your notes before maturity. Our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market will also affect the market value of your notes. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

For Certain Types of Notes, the Interest Rate Payable During the Initial Interest Period May Not Be Indicative of the Interest Rate Payable During Subsequent Interest Periods.

The interest rate of certain notes that we may offer with this prospectus supplement, may be based on a different rate during the initial interest period than in subsequent interest periods. In particular, during the interest period(s) where a fixed rate of interest (or other financial measure) applies, this fixed rate of interest (or other financial measure) may be higher than the floating rate of interest (or other financial measure) that will be applicable during subsequent interest period(s). As noted above, the interest rate during the interest period where a floating rate of interest is applicable is uncertain and could be as little as 0.0%.

The Interest Rate on the Notes Will Be Limited if the Notes have a Maximum Interest Rate.

If the applicable pricing supplement specifies that your notes have a maximum interest rate, the interest rate payable on your notes during any period will be limited to the maximum rate specified in the applicable pricing supplement. Therefore, the return you receive during any interest period may be less than what you would have received had you invested in a security that was not subject to a maximum interest rate.

Trading Activities by TD or its Affiliates May Adversely Affect the Market Value of the Notes.

We or one or more affiliates may hedge our obligations under the notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the interest rate basis, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the applicable interest rate basis.

These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the notes.

Historical Levels of an Interest Rate Basis Should Not Be Taken as an Indication of the Future Levels of Such Rate.

The historical performance of an interest rate basis, which may be included in the applicable pricing supplement, should not be taken as an indication of the future performance of the interest rate basis during the term of the notes. Changes in the level of the interest rate basis will affect the trading price of the notes, but it is impossible to predict whether the level of the interest rate basis will rise or fall.

Significant Aspects of the U.S. Tax Treatment of the Notes May Be Uncertain.

The U.S. tax treatment of the notes may be uncertain. We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this prospectus supplement.

In addition, because the tax disclosure in this prospectus supplement has been prepared without regard to any particular offering of notes, the tax disclosure does not take into account the terms of any particular note. The U.S. federal income tax consequences of a note with terms that are not consistent with the assumptions made in the section entitled “Tax Consequences — United States Taxation” in this prospectus supplement may be significantly different from the anticipated tax treatment discussed in this document. You should therefore not rely on the disclosure in this prospectus supplement under “Tax Consequences — United States Taxation” with regard to an investment in any particular note because it does not take into account the terms of any particular note or the tax consequences of investing in or holding any particular note unless the applicable pricing supplement applicable to your notes indicates that you may so rely. There may also be other features or terms of any specific offering of notes that will cause the tax section in this prospectus supplement to be inapplicable to any specific offering of notes.

Please read carefully the section entitled “Tax Consequences — United States Taxation” in this prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

Unless otherwise specified in the applicable pricing supplement, the notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

Risks Relating to Floating Rate Notes

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Applicable Interest Rate Basis.

In the ordinary course of their business, our affiliates may have expressed views on expected movements in any interest rate basis, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to any interest rate basis may at any time have significantly different views from those of our affiliates. For these reasons, you are encouraged to derive information concerning any applicable interest rate basis from multiple sources, and you should not rely solely on views expressed by our affiliates.

The Method Used by the Publisher of an Interest Rate Basis May Change in the Future.

The publisher of one or more of the interest rates basis for your notes may change the manner in which an interest rate basis is calculated. Any such changes could occur after the issue date of your notes, and may decrease the amounts of the payments that you receive on the notes. Unless otherwise set forth in the applicable pricing supplement, we will not have any obligation to compensate you for any reductions of this kind.

Floating Rates of Interest are Uncertain and Could be 0.0%.

If your notes are floating rate notes, no interest will accrue on the notes with respect to any interest period for which the applicable floating rate specified in the applicable pricing supplement is zero on the related interest rate reset date. Floating interest rates, by their very nature, fluctuate, and may be as low as 0.0%. Also, in certain economic environments, floating rates of interest may be less than fixed rates of interest for instruments with a similar credit quality and term. As a result, the return you receive on your notes may be less than a fixed rate security issued for a similar term by a comparable issuer.

Changes in Banks’ Inter-bank Lending Rate Reporting Practices or the Method Pursuant to which LIBOR is Determined May Adversely Affect the Value of Securities to which LIBOR Relates.

Concerns have been expressed that some of the member banks surveyed by the British Bankers’ Association (the “BBA”) in 2008 in connection with the calculation of daily LIBOR rates may have been under-reporting the inter-bank lending rate applicable to them in order to avoid an appearance of capital insufficiency or adverse reputational or other consequences that may result from reporting higher inter-bank lending rates. As a result, the LIBOR rate-fixing process was changed by increasing the number of banks surveyed to set a LIBOR rate. The BBA is continuing its consideration of ways to strengthen the oversight of the process. Future changes adopted by the BBA in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates, which may adversely affect the level of interest payments and the value of the notes.

Risks Relating to Notes Denominated or Payable in or Linked to a Non-U.S. Dollar Currency

If you intend to invest in a non-U.S. dollar note — e.g., a note whose principal and/or interest is payable in a currency other than U.S. dollars or that may be settled by delivery of or reference to a non-U.S. dollar currency or property denominated in or otherwise linked to a non-U.S. dollar currency — you should consult your own financial and legal advisors as to the currency risks entailed by your investment. Notes of this kind may not be an appropriate investment for investors who are unsophisticated with respect to non-U.S. dollar currency transactions.

An Investment in a Non-U.S. Dollar Note Involves Currency-Related Risks.

An investment in a non-U.S. dollar note may entail significant risks that may not be associated with a similar investment in a note that is payable solely in U.S. dollars and where settlement value is not otherwise based on a non-U.S. dollar currency. These risks include the possibility of significant changes in rates of exchange between the U.S. dollar and the various non-U.S. dollar currencies or composite currencies and the possibility of the imposition or modification of foreign exchange controls or other conditions by foreign governments. These risks generally depend on factors over which we have no control, such as economic, military and political events and the supply of and demand for the relevant currencies in the global markets.

Changes in Currency Exchange Rates Can Be Volatile and Unpredictable.

Rates of exchange between the U.S. dollar and other currencies have been volatile, and this volatility may continue and perhaps spread to other currencies in the future. Fluctuations in currency exchange rates could adversely affect an investment in a note denominated in a specified currency other than U.S. dollars. Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. market value of your note, including the principal payable at maturity. That in turn could cause the market value of the note to fall. Depreciation of the specified currency against the U.S. dollar could result in a loss to the investor on a U.S. dollar basis.

Government Policy Can Adversely Affect Foreign Currency Exchange Rates and an Investment in a Non-U.S. Dollar Note.

Foreign currency exchange rates can either float or be fixed by sovereign governments. From time to time, governments use a variety of techniques, such as intervention by a country’s central bank or imposition of regulatory controls or taxes, to affect the exchange rate of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing non-U.S. dollar notes is that their yields or payouts could be significantly and unpredictably affected by governmental actions. Even in the absence of governmental action directly affecting currency exchange rates, political, military or economic developments in the country issuing the specified currency for a non-U.S. dollar note or elsewhere could lead to significant and sudden changes in the exchange rate between the U.S. dollar and the specified currency. These changes could affect the value of the note as participants in the global currency markets move to buy or sell the specified currency or U.S. dollars in reaction to these developments.

Governments have imposed from time to time and may in the future impose exchange controls or other conditions, including taxes, with respect to the exchange or transfer of a specified currency that could affect exchange rates as well as the availability of a specified currency for a note at its maturity or on any other payment date. In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions.

Information About Exchange Rates May Not Be Indicative of Future Performance.

If we issue a non-U.S. dollar note, we may include in the applicable pricing supplement a currency supplement that provides information about historical exchange rates for the relevant non-U.S. dollar currency or currencies. Any information about exchange rates that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in currency exchange rates that may occur in the future. That rate will likely differ from the exchange rate used under the terms that apply to a particular note. In addition, the historical relationship between the U.S. dollar and the specified non-U.S. currency may not be an accurate proxy for the historical relationship between your own principal currency and that currency.

In a Lawsuit for Payment on a Non-U.S. Dollar Note, an Investor May Bear Foreign Currency Exchange Risk.

The notes will be governed by New York law. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on a note denominated in a foreign currency other than U.S. dollars would be required to render the judgment in the specified currency; however, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on a note denominated in a currency other than U.S. dollars, investors would bear currency exchange risk until judgment is entered, which could be a long time. You will therefore be exposed to currency risk with respect to both the U.S. dollar and, if applicable, the foreign currency.

In courts outside of New York, investors may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on a non-U.S. dollar note in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the currency in which any particular note is denominated into U.S. dollars will depend upon various factors, including which court renders the judgment.

Non-U.S. Dollar Notes Will Permit Us to Make Payments in U.S. Dollars or Delay Payment If We Are Unable to Obtain the Specified Currency.

Notes payable in a currency other than U.S. dollars will provide that, if the other currency is not available to us at or about the time when a payment on the notes comes due because of circumstances beyond our control, we will be entitled to make the payment in U.S. dollars or delay making the payment. These circumstances could include the imposition of exchange controls or our inability to obtain the other currency because of a disruption in the currency markets. If we make payment in U.S. dollars, the exchange rate we will use, unless otherwise specified in the applicable pricing supplement, will be based on the most recently available noon buying rate in New York City for cable transfers of the other currency, available from the Federal Reserve Bank of New York. The most recently available rate may be for a date substantially before the payment date. A determination of this kind may be based on limited information and would involve significant discretion on the part of the exchange rate agent, as specified in the applicable pricing supplement. As a result, the value of the payment in U.S. dollars an investor would receive on the payment date may be less than the value of the payment the investor would have received in the other currency if it had been available, or may be zero.

In addition, the unavailability of the specified non-U.S. currency will expose you to currency risks with respect to the U.S. dollar which would not have existed had the specified non-U.S. currency been available.

We Will Not Adjust Any Notes to Compensate for Changes in Foreign Currency Exchange Rates.

Except as set forth in the applicable pricing supplement, we will not make any adjustment or change in the terms of any note in the event of any change in exchange rates for the relevant currency, whether in the event of any devaluation, revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting that currency or any other currency. Consequently, investors in notes will bear the risk that their investment may be adversely affected by these types of events.

USE OF PROCEEDS

Except as otherwise set forth in a pricing supplement, the net proceeds from the sale of any notes will be added to our general funds and will be utilized for general corporate purposes.

DESCRIPTION OF THE NOTES WE MAY OFFER

You should carefully read the description of the terms and provisions of the notes and our senior indenture under “Description of the Debt Securities” in the accompanying prospectus. That section, together with this prospectus supplement and the applicable pricing supplement, summarizes all the material terms of our senior indenture and your note. They do not, however, describe every aspect of our senior indenture and your note. For example, in this section entitled “Description of the Notes We May Offer,” the accompanying prospectus and the applicable pricing supplement, we use terms that have been given special meanings in our senior indenture, but we describe the meanings of only the more important of those terms. The specific terms of any series of notes will be described in the applicable pricing supplement. As you read this section, please remember that the specific terms of your note as described in your pricing supplement will supplement and, if applicable, may modify or replace the general terms described in this section. To the extent the information in the applicable pricing supplement is inconsistent with this prospectus supplement or the accompanying prospectus, the information in the applicable pricing supplement will supersede the conflicting information in this prospectus supplement or the accompanying prospectus. Thus, the statements we make in this section may not apply to your note.

General

The notes will be issued under our senior indenture, dated as of June 30, 2006, between TD and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and as further amended from time to time, which we may refer to as the “indenture.” The notes constitute a single series of debt securities of TD issued under the indenture. The term “debt securities,” as used in this prospectus supplement, refers to all debt securities, including the notes, issued and issuable from time to time under the indenture. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The indenture is more fully described below in this section. Whenever we refer to specific provisions or defined terms in the indenture, those provisions or defined terms are incorporated in this prospectus supplement by reference. Capitalized terms which are not otherwise defined shall have the meanings given to them in the indenture.

The notes will be unlimited in aggregate principal amount and will be our direct, unsecured obligations. The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

We will offer the notes on a continuous basis through one or more agents listed in the section entitled “Supplemental Plan of Distribution” in this prospectus supplement or the applicable pricing supplement. The indenture does not limit the aggregate principal amount of senior notes that we may issue. We may, from time to time, without the consent of the holders of the notes, provide for the issuance of additional series of notes or other debt securities under the indenture in addition to the notes offered by this prospectus supplement. Each note issued under this prospectus supplement will have a stated maturity that will be specified in the applicable pricing supplement and may be subject to redemption or repayment before its stated maturity. As a general matter, each note will mature nine months or more from its date of issue. Notes may be issued at significant discounts from their principal amount due on the stated maturity (or on any prior date on which the principal or an installment of principal of a note becomes due and payable, whether by the declaration of acceleration, call for redemption at our option, repayment at the option of the holder or otherwise), and some notes may not bear interest. We may from time to time, without the consent of the existing holders of the relevant notes, create and issue further notes having the same terms and conditions as such notes in all respects, except for the issue date, issue price and, if applicable, the first payment of interest thereon.

Unless we specify otherwise in the applicable pricing supplement, currency amounts in this prospectus supplement are expressed in U.S. dollars. Unless we specify otherwise in the applicable pricing supplement, the notes will be denominated in U.S. dollars and payments of principal, premium, if any, and any interest on the notes will be made in U.S. dollars. If any note is to be denominated other than exclusively in U.S. dollars, or if the principal of, premium, if any, or any interest on the note is to be paid in one or more currencies (or currency units) other than that in which that note is denominated, additional information (including authorized denominations and related exchange rate information) will be provided in the applicable pricing supplement. Unless we specify otherwise in the applicable pricing supplement, notes denominated in U.S. dollars will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Interest rates that we offer on the notes may differ depending upon, among other factors, the aggregate principal amount of notes purchased in any single transaction. Notes with different variable terms other than interest rates may also be offered concurrently to different investors. We may change interest rates or formulas and other terms of notes from time to time, but no change of terms will affect any note we have previously issued or as to which we have accepted an offer to purchase.

Each note will be issued as a book-entry note in fully registered form without coupons. Each note issued in book-entry form may be represented by a global note that we register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable pricing supplement, The Depository Trust Company, New York, New York, will be the depositary for all notes in global form. Except as discussed in the accompanying prospectus under “Book-Entry Procedures and Settlement,” owners of beneficial interests in book-entry notes will not be entitled to physical delivery of notes in certificated form. We will make payments of principal of, and premium, if any and interest, if any, on the notes through the trustee to the depositary for the notes.

Types of Notes

We may issue the following types of notes:

•

Fixed Rate Notes. A note of this type will bear interest at a fixed rate described in the applicable pricing supplement. This type includes zero-coupon notes, which bear no interest and are instead issued at a price lower than the principal amount.

•

Floating Rate Notes. A note of this type will bear interest at rates that are determined by reference to an interest rate formula. In some cases, the rates may also be adjusted by adding or subtracting a spread or multiplying by a spread multiplier and may be subject to a minimum rate or a maximum rate. The various interest rate formulas and these other features are described below in “— Interest Rates — Floating Rate Notes.” If your note is a floating rate note, the formula and any adjustments that apply to the interest rate will be specified in the applicable pricing supplement.

•

Fixed-to-Floating Rate Notes. A note of this type will bear interest at both a fixed rate described in the applicable pricing supplement for a certain period of time and at a floating rate for another certain period of time determined by reference to an interest rate formula. We refer to these notes as “fixed-to-floating rate notes.” The rate for the floating-rate period(s) for a fixed-to-floating rate note will be set, calculated and paid in the same manner as for floating rate notes, as described in this prospectus supplement. Any references to or discussion of floating-rate notes in this prospectus supplement also applies to the floating-rate period(s) of fixed-to-floating rate notes.

•

Floating-to-Fixed Rate Notes. A note of this type will bear interest at both a floating rate described in the applicable pricing supplement for a certain period of time and at a fixed rate for another certain period of time determined by reference to an interest rate formula. We refer to these notes as “floating-to-fixed rate notes.” The rate for the floating-rate period(s) for a floating-to-fixed rate note will be set, calculated and paid in the same manner as for floating-rate notes, as described in this prospectus supplement. Any references to or discussion of floating-rate notes in this prospectus supplement also applies to the floating-rate period(s) of floating-to-fixed rate notes.

Original Issue Discount Notes

A fixed rate note or a floating rate note may be an original issue discount note. A note of this type is issued at a price lower than its principal amount and provides that, upon redemption or acceleration of its maturity, an amount equal to its principal amount will be payable. An original issue discount note may be a zero-coupon note. A note issued at a discount to its principal may be considered for U.S. federal income tax purposes as issued with original issue discount, regardless of the amount payable upon redemption or acceleration of maturity. See “Tax Consequences — United States Taxation” in this prospectus supplement for a brief description of the U.S. federal income tax consequences of owning a note issued with original issue discount.

Information in the Pricing Supplement

Your pricing supplement will describe all relevant terms of your note not described in this prospectus supplement or the accompanying prospectus, including one or more of the following terms of your note:

•	the stated maturity;

•	the specified currency or currencies for principal and interest, if not U.S. dollars;

•	the price at which we originally issue your note, expressed as a percentage of the principal amount, and the original issue date;

•	whether your note is a fixed rate note or a floating rate note;

•	if your note is a fixed rate note, the annual rate at which your note will bear interest, if any, and the interest payment dates;

•

if your note is a floating rate note, the interest rate basis, which may be one of the interest rate bases described in “— Interest Rates — Floating Rate Notes” below; any applicable spread or spread multiplier or initial, maximum or minimum rate; and the interest reset, determination, calculation and payment dates, all of which we describe under “— Interest Rates — Floating Rate Notes” below;

•	if your note is an original issue discount note, the yield to maturity;

•

if applicable, the circumstances under which your note may be redeemed at our option before the stated maturity, including any redemption commencement date, redemption price(s) and redemption period(s);

•	if applicable, the circumstances under which you may demand repayment of your note before the stated maturity, including any repayment commencement date, repayment price(s) and repayment period(s);

•	any special Canadian or U.S. federal income tax consequences of the purchase, ownership or disposition of a particular issuance of notes;

•	the use of proceeds, if different than those discussed in this prospectus supplement; and

•	any other terms of your note, which could be different from those described in this prospectus supplement.

Payment at Maturity

At maturity, unless otherwise set forth in the applicable pricing supplement, you will receive the principal amount of your notes, plus accrued and unpaid interest, if any, as described under “— Interest Payments” below.

Maturity Date

The maturity date will be the date specified in the applicable pricing supplement, unless that date is not a business day, in which case the maturity date will be the next following business day. No interest will accrue past the maturity date specified in the applicable pricing supplement.

Interest

Each interest-bearing note will bear interest from its date of issue at the rate per annum, in the case of a fixed rate note, or pursuant to the interest rate formula, in the case of a floating rate note, in each case as specified in the applicable pricing supplement, until the principal thereof is paid. We will make interest payments in respect of fixed rate notes and floating rate notes in an amount equal to the interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or from and including the date of issue, if no interest has been paid, to but excluding the applicable interest payment date or the maturity date, as the case may be (each, an “interest period”).

Interest on fixed rate notes and floating rate notes will be payable in arrears on each interest payment date and on the maturity date. The first payment of interest on any note originally issued between a regular record date and the related interest payment date will be made on the interest payment date immediately following the next succeeding record date to the registered holder on the next succeeding record date. Unless otherwise specified in the applicable pricing supplement, the “regular record date” shall be the fifteenth calendar day, whether or not a “business day,” immediately preceding the related interest payment date. “Business day” is defined below under “— Interest Rates — Special Rate Calculation Terms.” If the applicable pricing supplement specifies a different meaning for the term business day, we will use that modified definition in determining each interest payment date as well as the maturity date for your notes. For the purpose of determining the holder at the close of business on a regular record date when business is not being conducted, the close of business will mean 5:00 P.M., New York City time, on that day.

Any payment on your note that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. However, if the interest rate basis is LIBOR or EURIBOR, and the next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. The term “business day” with respect to your note may have a different meaning than it does for other Series A notes.

Interest Rates

This subsection describes the different kinds of interest rates that may apply to your note, if it bears interest.

Fixed Rate Notes

The applicable pricing supplement will specify the interest payment dates for a fixed rate note as well as the maturity date. Unless otherwise specified in the applicable pricing supplement, interest, if any, on fixed rate notes will be computed on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the number of days elapsed.

If any interest payment date, redemption date, repayment date or maturity date of a fixed rate note falls on a day that is not a business day, we will make the required payment of principal, premium, if any, and/or interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Floating Rate Notes

In this subsection, we use several specialized terms relating to the manner in which floating interest rates are calculated. These terms appear in bold, italicized type the first time they appear, and we define these terms in “— Special Rate Calculation Terms” at the end of this subsection.

The following will apply to floating rate notes.

Interest Rate Basis. We currently expect to issue floating rate notes that bear interest at rates based on one or more of the following interest rate bases:

•	commercial paper rate;

•	U.S. prime rate;

•	LIBOR;

•	EURIBOR;

•	Treasury rate;

•	CMT rate;

•	CD rate;

•	CMS rate; and/or

•	federal funds rate.

We describe each of the interest rate bases in further detail below in this subsection. If you purchase a floating rate note, your pricing supplement will specify the interest rate basis that applies to your note.

Index Maturity. The term “index maturity” means, with respect to a floating rate note, the period to maturity of the instrument or obligation on which the interest rate formula is based, as specified in the applicable pricing supplement.

Calculation of Interest. Calculations relating to floating rate notes will be made by the calculation agent, an institution that we appoint as our agent for this purpose. Unless we specify otherwise in the applicable pricing supplement, we have initially appointed The Bank of New York Mellon as our calculation agent for the notes. We may appoint a different institution to serve as calculation agent from time to time without your consent and without notifying you of the change.

For each floating rate note, the calculation agent will determine, on the corresponding interest calculation date or on the interest determination date, as described below, the interest rate that takes effect on each interest reset date. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period — that is, the period from and including the original issue date, or the last date to which interest has been paid or made available for payment, to but excluding the payment date. For each interest period, the calculation agent will calculate the amount of accrued interest by multiplying the face or other specified amount of the floating rate note by an accrued interest factor for the interest period. This factor will equal the sum of the interest factors calculated for each day during the interest period. The interest factor for each day will be expressed as a decimal and will be calculated by dividing the interest rate, also expressed as a decimal, applicable to that day by 360 or by the actual number of days in the year, as specified in the applicable pricing supplement.

Upon the request of the holder of any floating rate note, the calculation agent will provide for that note the interest rate then in effect — and, if determined, the interest rate that will become effective on the next interest reset date. The calculation agent’s determination of any interest rate, and its calculation of the amount of interest for any interest period, will be final and binding in the absence of manifest error.

All percentages resulting from any calculation relating to a note will be rounded upward or downward, as appropriate, to the next higher or lower one hundred-thousandth of a percentage point, e.g., 9.876541% (or .09876541) being rounded down to 9.87654% (or .0987654) and 9.876545% (or .09876545) being rounded up to 9.87655% (or .0987655). All amounts used in or resulting from any calculation relating to a floating rate note will be rounded upward or downward, as appropriate, to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward.

In determining the interest rate basis that applies to a floating rate note during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as discussed below. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any agent participating in the distribution of the relevant floating rate notes and its affiliates, and they may include our affiliates.

Initial Interest Rate. For any floating rate note, the interest rate in effect from the original issue date to the first interest reset date will be the initial interest rate. We will specify the initial interest rate or the manner in which it is determined in the applicable pricing supplement.

Spread or Spread Multiplier. In some cases, the interest rate basis for a floating rate note may be adjusted:

•	by adding or subtracting a specified number of basis points, called the spread, with one basis point being 0.01%; or

•	by multiplying the interest rate basis by a specified percentage, called the spread multiplier.

If you purchase a floating rate note, your pricing supplement will indicate whether a spread or spread multiplier will apply to your note and, if so, the amount of the spread or spread multiplier.

Maximum and Minimum Rates. The actual interest rate, after being adjusted by the spread or spread multiplier, may also be subject to either or both of the following limits:

•	a maximum rate — i.e., a specified upper limit that the actual interest rate in effect at any time may not exceed; and/or

•	a minimum rate — i.e., a specified lower limit that the actual interest rate in effect at any time may not fall below.

If you purchase a floating rate note, your pricing supplement will indicate whether a maximum rate and/or minimum rate will apply to your note and, if so, what those rates are.

Whether or not a maximum rate applies, the interest rate on a floating rate note will in no event be higher than the maximum rate permitted by New York law, as it may be modified by U.S. law of general application and the Criminal Code (Canada). Under New York law as in effect on the date of this prospectus supplement, the maximum rate of interest, with some exceptions, for any loan in an amount less than US$250,000 is 16% per year on a simple interest basis; for any loan in the amount of US$250,000 or more but less than US$2,500,000 the maximum rate of interest is 25% per year on a simple interest basis; and for any loan in excess of US$2,500,000, there is no limit on the maximum rate of interest, except for the Criminal Code (Canada), which limits the rate to 60%.

The rest of this subsection describes how the interest rate and the interest payment dates will be determined, and how interest will be calculated, on a floating rate note.

Interest Reset Dates. The rate of interest on a floating rate note will be reset, by the calculation agent described below, daily, weekly, monthly, quarterly, semi-annually or annually. The date on which the interest rate resets and the reset rate becomes effective is called the interest reset date. Unless we specify otherwise in the applicable pricing supplement, the interest reset date will be as follows:

•	for floating rate notes that reset daily, each business day;

•	for floating rate notes that reset weekly and are not treasury rate notes, the Wednesday of each week;

•	for treasury rate notes that reset weekly, the Tuesday of each week;

•	for floating rate notes that reset monthly, the third Wednesday of each month;

•	for floating rate notes that reset quarterly, the third Wednesday of each of four months of each year as indicated in the applicable pricing supplement;

•	for floating rate notes that reset semi-annually, the third Wednesday of the month indicated in the applicable pricing supplement; and

•	for floating rate notes that reset annually, the third Wednesday of one month of each year as indicated in the applicable pricing supplement.

For a floating rate note, the interest rate in effect on any particular day will be the interest rate determined with respect to the latest interest reset date that occurs on or before that day. There are several exceptions, however, to the reset provisions described above.

If any interest reset date for a floating rate note would otherwise be a day that is not a business day, the interest reset date will be postponed to the next day that is a business day. For a LIBOR or EURIBOR note, however, if that business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day. If a treasury bill auction will be held on any day that would otherwise be a reset date for a treasury note, then that reset date will instead be the business day immediately following that auction date.

Interest Determination Dates. The interest rate that takes effect on an interest reset date will be determined by the calculation agent by reference to a particular date called an interest determination date. Unless we specify otherwise in the applicable pricing supplement:

•

for commercial paper rate, federal funds rate and U.S. prime rate notes, the interest determination date relating to a particular interest reset date will be the second business day preceding the interest reset date;

•

for LIBOR notes, the interest determination date relating to a particular interest reset date will be the second London business day preceding the interest reset date, unless the notes are denominated in pounds sterling, in which case the interest determination date will be the interest reset date. We refer to an interest determination date for a LIBOR note as a LIBOR interest determination date;

•

for EURIBOR notes, the interest determination date relating to a particular interest reset date will be the second euro business day preceding the interest reset date. We refer to an interest determination date for a EURIBOR note as a EURIBOR interest determination date;

•

for treasury rate notes, the interest determination date relating to a particular interest reset date, which we refer to as a treasury interest determination date, will be the day of the week in which the interest reset date falls on which treasury bills — i.e., direct obligations of the U.S. government — would normally be auctioned. Treasury bills are usually sold at auction on the Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that the auction may be held on the preceding Friday. If as the result of a legal holiday an auction is held on the following Tuesday or preceding Friday, that Tuesday or Friday will be the treasury interest determination date relating to the interest reset date occurring in the next succeeding week; and

•	for CD rate, CMT rate and CMS rate notes, the interest determination date relating to a particular interest reset date will be the second business day preceding the interest reset date.

The interest determination date pertaining to a floating rate note, the interest rate of which is determined with reference to two or more interest rate bases, will be the latest business day which is at least two business days before the related interest reset date for the applicable floating rate note on which each interest rate basis is determinable.

Interest Calculation Dates. As described above, the interest rate that takes effect on a particular interest reset date will be determined by reference to the corresponding interest determination date. Except for LIBOR notes and EURIBOR notes, however, the determination of the rate will actually be made on a day no later than the corresponding interest calculation date. Unless we specify otherwise in the applicable pricing supplement, the interest calculation date will be the earlier of the following:

•	the tenth calendar day after the interest determination date or, if that tenth calendar day is not a business day, the next succeeding business day; and

•	the business day immediately preceding the interest payment date or the maturity, whichever is the day on which the next payment of interest will be due.

The calculation agent need not wait until the relevant interest calculation date to determine the interest rate if the rate information it needs to make the determination is available from the relevant sources sooner.

Interest Payment Dates. The interest payment dates for a floating rate note will depend on when the interest rate is reset and, unless we specify otherwise in the applicable pricing supplement, will be as follows:

•	for floating rate notes that reset daily, weekly or monthly, the third Wednesday of each month;

•	for floating rate notes that reset quarterly, the third Wednesday of the four months of each year specified in the applicable pricing supplement;

•	for floating rate notes that reset semi-annually, the third Wednesday of the two months of each year specified in the applicable pricing supplement; or

•	for floating rate notes that reset annually, the third Wednesday of the month specified in the applicable pricing supplement.

Regardless of these rules, if a note is originally issued after the regular record date and before the date that would otherwise be the first interest payment date, the first interest payment date will be the date that would otherwise be the second interest payment date.

In addition, the following special provision will apply to a floating rate note with regard to any interest payment date other than one that falls on the maturity. If the interest payment date would otherwise fall on a day that is not a business day, then the interest payment date will be the next day that is a business day. However, if the floating rate note is a LIBOR note or a EURIBOR note and the next business day falls in the next calendar month, then the interest payment date will be advanced to the next preceding day that is a business day. If the maturity date of a floating rate note falls on a day that is not a business day, we will make the required payment of principal, premium, if any, and interest on the next succeeding business day, and no additional interest will accrue in respect of the payment made on that next succeeding business day.

Commercial Paper Rate Notes

If you purchase a commercial paper rate note, your note will bear interest at the interest rate equal to the commercial paper rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the commercial paper rate will be the money market yield of the rate, for the relevant interest determination date, for commercial paper having the index maturity indicated in the applicable pricing supplement, as published in H.15(519) prior to 3:00 p.m., New York City time, on the calculation date pertaining to the relevant interest determination date under the heading “Commercial Paper — Nonfinancial.”

If the commercial paper rate cannot be determined as described above, the following procedures will apply:

•

If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the commercial paper rate will be the money market yield of the rate, for the relevant interest determination date, for commercial paper having the index maturity specified in the applicable pricing supplement, as published in H.15 Daily Update under the heading “Commercial Paper — Nonfinancial” or any other recognized electronic source used for displaying that rate.

•

If the rate described above does not appear in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the commercial paper rate will be the money market yield of the arithmetic mean of the following offered rates for U.S. dollar commercial paper that has the relevant index maturity specified in the applicable pricing supplement and is placed for a non-financial issuer whose bond rating is “AA,” or the equivalent, from a nationally recognized statistical rating organization: the rates offered as of 11:00 A.M., New York City time, on the relevant interest determination date, by three leading U.S. dollar commercial paper dealers in New York City selected by the calculation agent.

•

If fewer than three dealers selected by the calculation agent are quoting as described above, the commercial paper rate for the new interest period will be the commercial paper rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

U.S. Prime Rate Notes

If you purchase a U.S. prime rate note, your note will bear interest at an interest rate equal to the U.S. prime rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the U.S. prime rate will be the rate or base lending rate, for the relevant interest determination date, published in H.15(519) by 3:00 p.m., New York City time, opposite the heading “Bank Prime Loan.”

If the U.S. prime rate cannot be determined as described above, the following procedures will apply:

•

If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the U.S. prime rate will be the rate, for the relevant interest determination date, as published in H.15 Daily Update under the heading “Bank Prime Loan,” or another recognized electronic source used for the purpose of displaying that rate.

•

If the rate described above does not appear in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the U.S. prime rate will be the arithmetic mean of the following rates as they appear on the Reuters Screen US PRIME 1 page: the rate of interest publicly announced by each bank appearing on that page as that bank’s prime rate or base lending rate, as of 11:00 A.M., New York City time, on the relevant interest determination date.

•

If fewer than four rates appear on the Reuters Screen US PRIME 1 page on the relevant interest calculation date, the U.S. prime rate will be the arithmetic mean of the prime rates or base lending rates, as of the close of business on the relevant interest determination date, of three major banks in New York City selected by the calculation agent. For this purpose, the calculation agent will use rates quoted on the basis of the actual number of days in the year divided by a 360-day year.

•

If fewer than three banks selected by the calculation agent are quoting as described above, the U.S. prime rate for the new interest period will be the U.S. prime rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

LIBOR Notes

If you purchase a LIBOR note, your note will bear interest at an interest rate equal to LIBOR, which will be the London interbank offered rate for deposits in U.S. dollars or any other index currency, as noted in the applicable pricing supplement. In addition, when LIBOR is the interest rate basis the applicable LIBOR rate will be adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, LIBOR will be determined in the following manner:

•

LIBOR will be the London interbank offered rate appearing on the Reuters Page LIBOR01 as of 11:00 A.M., London time, on the relevant LIBOR interest determination date, for deposits in the relevant index currency having the relevant index maturity specified in the applicable pricing supplement, beginning on the relevant interest reset date.

•

If Reuters Page LIBOR01 applies and the rate described above does not appear on that page, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on the relevant LIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: deposits in the index currency having the relevant index maturity specified in the applicable pricing supplement, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the quotations provided.

•

If fewer than two quotations are provided as described above, LIBOR for the relevant LIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 A.M., in the applicable principal financial center, on that LIBOR interest determination date, by three major banks in that financial center selected by the calculation agent: loans of the index currency having the relevant index maturity designated in the applicable pricing supplement, beginning on the relevant interest reset date and in a representative amount.

•

If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new interest period will be LIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

EURIBOR Notes

If you purchase a EURIBOR note, your note will bear interest at an interest rate equal to the interest rate for deposits in euro, designated as “EURIBOR” and sponsored jointly by the European Banking Federation and ACI — the Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing that rate. In addition, when EURIBOR is the interest rate basis the EURIBOR base rate will be adjusted by the spread or spread multiplier, if any, specified in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, EURIBOR will be determined in the following manner:

•

EURIBOR will be the offered rate for deposits in euros having the index maturity specified in the applicable pricing supplement, beginning on the second euro business day after the relevant EURIBOR interest determination date, as that rate appears on Reuters Screen EURIBOR01 page as of 11:00 A.M., Brussels time, on the relevant EURIBOR interest determination date.

•

If the rate described above does not appear on Reuters Screen EURIBOR01 page, EURIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., Brussels time, on the relevant EURIBOR interest determination date, at which deposits of the following kind are offered to prime banks in the euro-zone interbank market by the principal euro-zone office of each of four major banks in that market selected by the calculation agent: euro deposits having the relevant index maturity specified in the applicable pricing supplement, beginning on the relevant interest reset date, and in a representative amount. The calculation agent will request the principal euro-zone office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, EURIBOR for the relevant EURIBOR interest determination date will be the arithmetic mean of the quotations.

•

If fewer than two quotations are provided as described above, EURIBOR for the relevant EURIBOR interest determination date will be the arithmetic mean of the rates for loans of the following kind to leading euro-zone banks quoted, at approximately 11:00 A.M., Brussels time on that EURIBOR interest determination date, by three major banks in the euro-zone selected by the calculation agent: loans of euros having the relevant index maturity specified in the applicable pricing supplement, beginning on the relevant interest reset date, and in a representative amount.

•

If fewer than three banks selected by the calculation agent are quoting as described above, EURIBOR for the new interest period will be EURIBOR in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Treasury Rate Notes

If you purchase a treasury rate note, your note will bear interest at an interest rate equal to the treasury rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the treasury rate will be the rate for the most recent auction, on the relevant treasury interest determination date, of treasury bills having the index maturity specified in the applicable pricing supplement, as that rate appears on Reuters Screen USAUCTION 10/11 by 3:00 p.m., New York City time, on the calculation date pertaining to the relevant interest determination date, under the heading “INVEST RATE”. For purposes of this prospectus supplement, “Reuters Screen USAUCTION 10/11” means the display on the Reuters (or any successor service) pages designated as “USAUCTION 10” or “USAUCTION 11” or any other page that replaces the applicable page on that service for the purpose of displaying the rate for the most recent auction of treasury bills.

If the treasury rate cannot be determined in this manner, the following procedures will apply:

•

If the rate described above does not appear on Reuters Screen USAUCTION 10/11 page by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, the treasury rate will be the bond equivalent yield of the rate, for the relevant interest determination date, for the type of treasury bill described above, as published in H.15 Daily Update, under the heading “U.S. government securities/treasury bills (secondary market),” or another recognized electronic source used for displaying that rate. The rate will be expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis.

•

If the rate described in the prior paragraph does not appear in H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the treasury rate will be the bond equivalent yield of the auction rate, for the relevant treasury interest determination date and for treasury bills of the kind described above, as announced by the U.S. Department of the Treasury. The auction rate will be expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis.

•

If the auction rate described in the prior paragraph is not so announced by 3:00 P.M., New York City time, on the relevant interest calculation date, or if no such auction is held for the relevant week, then the treasury rate will be the bond equivalent yield of the rate, for the relevant treasury interest determination date and for treasury bills having a remaining maturity closest to the index maturity specified in the applicable pricing supplement, as published in H.15(519) under the heading “U.S. government securities/treasury bills (secondary market)” or in another recognized electronic source used for the purpose of displaying that rate. The rate will be expressed as a bond equivalent on the basis of a year of 365 or 366 days, as applicable, and applied on a daily basis.

•

If the rate described in the prior paragraph does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the treasury rate will be the rate, for the relevant treasury interest determination date and for treasury bills having a remaining maturity closest to the index maturity specified in the applicable pricing supplement, as published in H.15 Daily Update under the heading “U.S. government securities/treasury bills (secondary market),” or another recognized electronic source used for displaying that rate.

•

If the rate described in the prior paragraph does not appear in H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the treasury rate will be the bond equivalent yield of the arithmetic mean of the following secondary market bid rates for the issue of treasury bills with a remaining maturity closest to the index maturity specified in the applicable pricing supplement: the rates bid as of approximately 3:30 P.M., New York City time, on the relevant treasury interest determination date, by three primary U.S. government securities dealers in New York City selected by the calculation agent.

•

If fewer than three dealers selected by the calculation agent are quoting as described in the prior paragraph, the treasury rate in effect for the new interest period will be the treasury rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CD Rate Notes

If you purchase a CD rate note, your note will bear interest at an interest rate equal to the CD rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the CD rate will be the rate, on the relevant interest determination date, for negotiable U.S. dollar certificates of deposit having the index maturity specified in the applicable pricing supplement, as published in H.15(519) prior to 3:00 p.m., New York City time, on the calculation date pertaining to the relevant interest determination date, under the heading “CDs (Secondary Market).”

If the CD rate cannot be determined in this manner, the following procedures will apply.

•

If the rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the CD rate will be the rate, for the relevant interest determination date for negotiable U.S. dollar certificates of deposit having the index maturity specified in the applicable pricing supplement, as published in H.15 Daily Update, under the heading “CDs (secondary market)” or another recognized electronic source used for displaying that rate.

•

If the rate described above does not appear in H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the CD rate will be the arithmetic mean of the following secondary market offered rates for negotiable U.S. dollar certificates of deposit of major U.S. money center banks of the highest credit rating standing in the market for negotiable certificates of deposit with a remaining maturity closest to the index maturity specified in the applicable pricing supplement, and in a representative amount: the rates offered as of 10:00 A.M., New York City time, on the relevant interest determination date, by three leading non-bank dealers in negotiable U.S. dollar certificates of deposit in New York City, as selected by the calculation agent.

•

If fewer than three dealers selected by the calculation agent are quoting as described above, the CD rate in effect for the new interest period will be the CD rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CMT Rate Notes

If you purchase a CMT rate note, your note will bear interest at an interest rate equal to the CMT rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the CMT rate on the relevant interest determination date will be the following rate displayed on the designated CMT Reuters page by 3:00 p.m., New York City time, on the calculation date pertaining to the relevant interest determination date, under the heading “Constant Maturity/treasury” under the column for the designated CMT index maturity:

•	if the designated CMT Reuters page is FRBCMT, the rate for the relevant interest determination date; or

•

if the designated CMT Reuters page is FEDCMT, the weekly or monthly average, as specified in the applicable pricing supplement, for the week that ends immediately before the week in which the relevant interest determination date falls, or for the month that ends immediately before the month in which the relevant interest determination date falls, as applicable.

If the CMT rate cannot be determined in this manner, the following procedures will apply.

•

If the applicable rate described above is not displayed on the relevant designated CMT Reuters page at 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the CMT rate will be the applicable treasury constant maturity rate for the designated CMT index maturity and for either the relevant interest determination date or the weekly or monthly average, as applicable, as published in H.15(519).

•

If the applicable rate described above does not appear in H.15(519) by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT rate will be the treasury constant maturity rate, or other U.S. treasury rate, for the designated CMT index maturity and with reference to the relevant interest determination date, that:

•	is published by the Board of Governors of the Federal Reserve System, or the U.S. Department of the Treasury; and

•	is determined by the calculation agent to be comparable to the applicable rate formerly displayed on the designated CMT Reuters page and published in H.15(519).

•

If the rate described in the prior paragraph does not appear by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, then the CMT rate will be the yield to maturity of the arithmetic mean of the following secondary market offered rates for the most recently issued treasury notes having an original maturity equal to the designated CMT index maturity and a remaining term to maturity of not less than the designated CMT index maturity minus one year, and in a representative amount: the bid rates, as of approximately 3:30 P.M., New York City time, on the relevant interest determination date, of three leading primary U.S. government securities dealers in New York City

(each, a “reference dealer”) selected by the calculation agent. In selecting these bid rates, the calculation agent will request quotations from five of these reference dealers and will disregard the highest quotation — or, if there is equality, one of the highest quotations — and the lowest quotation — or, if there is equality, one of the lowest quotations. Treasury notes are direct, non-callable, fixed rate obligations of the U.S. government.

•

If three or four of these reference dealers are quoting as described in the prior paragraph, then the CMT rate for the relevant interest determination date will be based on the arithmetic mean of the offered rates so obtained, and neither the highest nor the lowest of those quotations will be disregarded.

•

If the calculation agent is unable to obtain three treasury note quotations, the CMT rate will be the yield to maturity of the arithmetic mean of the following secondary market offered rates for treasury notes with an original maturity of the number of years that is the next highest to the index maturity and a remaining term to maturity closest to the index maturity and in a representative amount: the offered rates, as of approximately 3:30 P.M., New York City time, on the relevant interest determination date, of three reference dealers selected by the calculation agent.

•

If two treasury notes with an original maturity as described in the preceding sentence have remaining terms to maturity that are equally close to the designated CMT index maturity, the calculation agent will obtain from three reference dealers selected as described above quotations for the treasury notes with the shorter remaining term to maturity.

•

If two or fewer primary dealers selected by the calculation agent are quoting as described above, the CMT rate in effect for the new interest period will be the CMT rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

CMS Rate Notes

If you purchase a CMS rate note, your note will bear interest at an interest rate equal to the CMS rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the CMS rate will be the rate for euro swaps with a maturity for a specified number of years, expressed as a percentage in the applicable pricing supplement, which appears on the Reuters Screen ISDAFIX2 page under the heading “EURIBOR Basis-EUR” or “LIBOR Basis-EUR” as of 10:00 a.m., London time, on the interest rate determination date.

If the CMS rate cannot be determined as described above, the following procedures will be used:

•

If the applicable rate described above is not displayed on the relevant designated CMS Reuters page by 10:00 a.m., London time, on the interest rate determination date, then the CMS rate will be a percentage determined on the basis of the mid-market, semi-annual swap rate quotations provided by five leading swap dealers in the London interbank market at 10:00 a.m., London time, on the interest rate determination date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating euro interest rate swap transaction with a term equal to the maturity designated in the applicable pricing supplement commencing on that interest rate determination date with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to EURIBOR (in the case of EURIBOR Basis-EUR) or LIBOR (in the case of LIBOR Basis-EUR) with a maturity of three months. The calculation agent will select the five swap dealers after consultation with us and will request the principal London office of each of those dealers to provide a quotation of its rate.

•

If at least three quotations are provided, the CMS rate for the interest determination date will be the arithmetic mean of the quotations, eliminating the highest and lowest quotations, or, in the event of equality, one of the highest and one of the lowest quotations.

•

If fewer than three leading swap dealers selected by the calculation agent are quoting as described above, the CMS rate will remain the CMS rate in effect on that interest rate determination date or, if that interest rate determination date is the first interest rate basis determination date, the initial interest rate.

Federal Funds Rate Notes

If you purchase a federal funds rate note, your note will bear interest at an interest rate equal to the federal funds rate and adjusted by the spread or spread multiplier, if any, indicated in the applicable pricing supplement.

Unless we specify otherwise in the applicable pricing supplement, the federal funds rate will be the rate for U.S. dollar federal funds as of the relevant interest determination date, as published in H.15(519) under the heading “Federal Funds (Effective),” as that rate is displayed on Reuters Screen FEDFUNDS1 prior to 3:00 p.m., New York City time, on the calculation date pertaining to the relevant interest determination date.

If the federal funds rate cannot be determined in this manner, the following procedures will apply:

•

If the rate described above is not displayed on Reuters Screen FEDFUNDS1 by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from that source at that time, then the federal funds rate, as of the relevant interest determination date, will be the rate described above as published in H.15 Daily Update, under the heading “Federal Funds (Effective),” or another recognized electronic source used for displaying that rate.

•

If the rate described above is not displayed on Reuters Screen FEDFUNDS1 and does not appear in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 P.M., New York City time, on the relevant interest calculation date, unless the calculation is made earlier and the rate is available from one of those sources at that time, the federal funds rate will be the arithmetic mean of the rates for the last transaction in overnight, U.S. dollar federal funds arranged, before 9:00 A.M., New York City time, on the relevant interest determination date, by three leading brokers of U.S. dollar federal funds transactions in New York City selected by the calculation agent.

•

If fewer than three brokers selected by the calculation agent are quoting as described above, the federal funds rate in effect for the new interest period will be the federal funds rate in effect for the prior interest period. If the initial interest rate has been in effect for the prior interest period, however, it will remain in effect for the new interest period.

Special Rate Calculation Terms

In this subsection entitled “— Interest Rates,” we use several terms that have special meanings relevant to calculating floating interest rates. We define these terms as follows:

The term “bond equivalent yield” means a yield expressed as a percentage and calculated in accordance with the following formula:

bond equivalent yield =	D x N 360 – (D x M)	x 100

where

“D” means the annual rate for treasury bills quoted on a bank discount basis and expressed as a decimal;

“N” means 365 or 366, as the case may be; and

“M” means the actual number of days in the applicable interest reset period.

The term “business day” means, for any note, a day that meets all the following applicable requirements:

•

for all notes, is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto;

•

if the note has a specified currency other than U.S. dollars or euros, is also a day on which banking institutions are not authorized or obligated by law, regulation or executive order to close in the applicable principal financial center;

•	if the note is a LIBOR note, is also a London business day; and

•	if the note is a EURIBOR note or has a specified currency of euros, or is a LIBOR note for which the index currency is euros, is also a euro business day.

The term “designated CMT index maturity” means the index maturity for a CMT rate note and will be the original period to maturity of a U.S. treasury security — either 1, 2, 3, 5, 7, 10, 20 or 30 years — specified in the applicable pricing supplement.

The term “designated CMT Reuters page” means the Reuters (or any other successor service) page specified in the applicable pricing supplement (or any other page that replaces that page on that service) that displays treasury constant maturities as reported in H.15(519). If no Reuters page is so specified, then the applicable page will be Reuters page FEDCMT for the most recent week. If page FEDCMT applies but the applicable pricing supplement does not specify whether the weekly or monthly average applies, the weekly average will apply.

The term “euro business day” means any day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System, or any successor system, is open for business.

The term “euro-zone” means, at any time, the region comprised of the member states of the European Economic and Monetary Union that, as of that time, have adopted a single currency in accordance with the Treaty on European Union of February 1992.

“H.15(519)” means the weekly statistical release entitled “Statistical Release H.15(519) Selected Interest Rates,” or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15(519), available through the website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/h15supd.htm or any successor site or publication.

The term “index currency” means, with respect to a LIBOR note, the currency, including composite currencies, specified as such in the applicable pricing supplement. The index currency may be U.S. dollars or any other currency, and will be U.S. dollars unless another currency is specified in the applicable pricing supplement.

“London business day” means any day on which dealings in the relevant index currency are transacted in the London interbank market.

The term “money market yield” means a yield expressed as a percentage and calculated in accordance with the following formula:

money market yield =	D x 360 360 – (D x M)	x 100

where

“D” means the annual rate for commercial paper, quoted on a bank discount basis and expressed as a decimal; and

“M” means the actual number of days in the relevant interest reset period.

The term “principal financial center” means the capital city of the country to which an index currency relates (or the capital city of the country issuing the specified currency, as applicable), except that with respect to U.S. dollars, Australian dollars, Canadian dollars, South African rands and Swiss francs, the “principal financial center” means The City of New York, Sydney, Toronto, Johannesburg and Zurich, respectively, and with respect to euros the principal financial center means London.

The term “representative amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

“Reuters Page LIBOR01” means the display designated as “LIBOR01” (or any successor service) (or such other page on that service as may replace Page LIBOR01 or any successor service as may be nominated by the British Banker’s Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

“Reuters Screen FEDFUNDS1” means the display on the Reuters (or any successor service) FEDFUNDS1 page under the heading “EFFECT” (or any other page that replaces that page on that service for the purpose of displaying the federal funds (effective) as reported in H.15(519).

“Reuters Screen US PRIME 1 page” means the display on the “US PRIME 1” page on the Reuters Monitor Money Rates Service, or any successor service, or any replacement page or pages on that service, for the purpose of displaying prime rates or base lending rates of major U.S. banks.

“Reuters page” means the display on Reuters 3000 Xtra, or any successor service, on the page or pages specified in this prospectus supplement or the applicable pricing supplement, or any replacement page or pages on that service.

If, when we use the terms “designated CMT Reuters page,” “H.15(519),” “H.15 Daily Update,” “Reuters Screen US PRIME 1 page,” “Reuters Page LIBOR01” or “Reuters page,” or we refer to a particular heading or headings on any of those pages, those references include any successor or replacement heading or headings as determined by the calculation agent.

Market-Making Transactions

If you purchase your note in a market-making transaction, you will receive information about the price you pay and your trade and settlement dates in a separate confirmation of sale. A market-making transaction is one in which an agent or other person resells a note that it has previously acquired from another holder. A market-making transaction in a particular note occurs after the original sale of the note. For more information regarding market-making transactions, see “Supplemental Plan of Distribution (Conflicts of Interest) — Market-Making Transactions.”

Please note that the information about the settlement or pricing date, issue price discounts or commissions and net proceeds to TD in the applicable pricing supplement relates only to the initial issuance and sale of your notes. If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Redemption at the Option of TD; No Sinking Fund

If an initial redemption date is specified in the applicable pricing supplement, we may redeem the particular notes prior to their stated maturity date at our option on any date on or after that initial redemption date specified in the applicable pricing supplement or on the dates specified in the applicable pricing supplement in whole, unless otherwise specified in the applicable pricing supplement, in increments of US$1,000 or any other integral multiple of an authorized denomination specified in the applicable pricing supplement (provided that any remaining principal amount thereof shall be at least US$2,000 or other minimum authorized denomination applicable thereto), at the redemption price or prices specified in that pricing supplement, together with unpaid interest accrued thereon to the date of redemption. Unless we specify otherwise in the applicable pricing supplement, we must give written notice to registered holders of the particular notes to be redeemed at our option not more than 45 nor less than 15 calendar days prior to the date of redemption.

The notes will not be subject to, or entitled to the benefit of, any sinking fund.

Repayment at the Option of the Holder

If one or more optional repayment dates are specified in the applicable pricing supplement, registered holders of the particular notes may require us to repay those notes prior to their stated maturity date on any optional repayment date in whole or from time to time in part in increments of US$1,000 or any other integral multiple of an authorized denomination specified in the applicable pricing supplement (provided that any remaining principal amount thereof shall be at least US$2,000 or other minimum authorized denomination applicable thereto), at the repayment price or prices specified in that pricing supplement, together with unpaid interest accrued thereon to the date of repayment. A registered holder’s exercise of the repayment option will be irrevocable.

For any note to be repaid, the applicable trustee must receive, at its corporate trust office in the Borough of Manhattan, The City of New York, not more than 60 nor less than 30 calendar days prior to the date of repayment, the particular notes to be repaid and, in the case of a book-entry note, repayment instructions from the applicable beneficial owner to the depositary and forwarded by the depositary to the trustee. Only the depositary may exercise the repayment option in respect of global notes representing book-entry notes. Accordingly, beneficial owners of global notes that desire to have all or any portion of the book-entry notes represented thereby repaid must instruct the participant through which they own their interest to direct the depositary to exercise the repayment option on their behalf by forwarding the repayment instructions to the applicable trustee as aforesaid. In order to ensure that these instructions are received by the applicable trustee on a particular day, the applicable beneficial owner must so instruct the participant through which it owns its interest before that participant’s deadline for accepting instructions for that day. Different firms may have different deadlines for accepting instructions from their customers. Accordingly, beneficial owners should consult their participants for the respective deadlines. In addition, at the time repayment instructions are given, each beneficial owner shall cause the participant through which it owns its interest to transfer the beneficial owner’s interest in the global note representing the related book-entry notes, on the depositary’s records, to the applicable trustee.

If applicable, we will comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, and any other securities laws or regulations in connection with any repayment of notes at the option of the registered holders thereof.

We may at any time purchase notes at any price or prices in the open market or otherwise. Notes so purchased by us may, at our discretion, be held, resold or surrendered to the applicable trustee for cancellation.

Defeasance

The discussion of full defeasance and covenant defeasance under “Description of the Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus will be applicable to any fixed rate notes denominated in U.S. dollars and will apply to other notes if we so specify in the applicable pricing supplement.

Form, Exchange and Transfer

Unless we specify otherwise in the applicable pricing supplement, the notes will be issued:

•	only in fully-registered form;

•	without interest coupons; and

•	in minimum denominations of $2,000 and integral multiples of US$1,000 in excess thereof.

If a note is issued as a registered global note, only the depositary — e.g., DTC, Euroclear and Clearstream, each as defined under “Book-Entry Procedures and Settlement” in the accompanying prospectus — will be entitled to transfer and exchange the note as described in this subsection because the depositary will be the sole registered holder of the note and is referred to below as the “holder.” Those who own beneficial interests in a global note do so through participants in the depositary’s securities clearance system, and the rights of these indirect owners will be governed by the applicable procedures of the depositary and its participants. We describe book-entry procedures under “Book-Entry Procedures and Settlement” in the accompanying prospectus.

Holders of notes issued in fully-registered form may have their notes broken into more notes of smaller denominations of not less than US$2,000, or combined into fewer notes of larger denominations, as long as the total principal amount is not changed. This is called an exchange.

To the extent the notes are certificated, holders may exchange or register the transfer of notes at the office of the trustee. Notes may be transferred by endorsement. Holders may also replace lost, stolen or mutilated notes at that office. The trustee acts as our agent for registering notes in the names of holders and registering the transfer of notes. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also record transfers. The trustee may require an indemnity before replacing any notes.

Holders will not be required to pay a service charge to register the transfer or exchange of notes, but holders may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The registration of a transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

If we designate additional transfer agents, they will be named in the applicable pricing supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If the notes are redeemable and we redeem less than all of the notes of a particular series, we may block the registration of transfer or exchange of notes during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders entitled to receive the mailing. We may also refuse to register transfers or exchanges of notes selected for redemption, except that we will continue to permit registration of transfers and exchanges of the unredeemed portion of any note being partially redeemed.

Payment and Paying Agents

We will pay interest to the person listed in the trustee’s records at the close of business on a particular day (the “record date”) in advance of each due date for interest, even if that person no longer owns notes on the interest due date. Holders buying and selling notes must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sale price of the securities to prorate interest fairly between buyer and seller. This prorated interest amount is called accrued interest.

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in the City of New York. That office is currently located at 101 Barclay Street, New York, NY 10286. Holders must make arrangements to have their payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.

We may also arrange for additional payment offices and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent or choose one of our subsidiaries to do so. We must notify holders of changes in the paying agents for any particular series of notes.

Conversion or Exchange of Senior Debt Securities

If and to the extent mentioned in the applicable pricing supplement, any notes may be optionally or mandatorily convertible or exchangeable for stock or other securities of TD or another entity or entities, into the cash value therefor or into any combination of the above. The specific terms on which any notes series may be so converted or exchanged will be described in the applicable pricing supplement. These terms may include provisions for conversion or exchange, either mandatory, at the holder’s option or at our option, in which case the amount or number of securities the note holders would receive would be calculated at the time and manner described in the applicable pricing supplement.

Notices

We and the trustee will send notices regarding the notes only to registered holders, using their addresses as listed in the trustee’s records. With respect to who is a registered “holder” for this purpose, see “Book-Entry Procedures and Settlement” in the accompanying prospectus.

Manner of Payment and Delivery

Any payment on the notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City. The payment at maturity will only be made when the notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Other Provisions; Addenda

Any provisions relating to the notes, including the determination of the interest rate basis, calculation of the interest rate applicable to a floating rate note, its interest payment dates, any redemption or repayment provisions, or any other term relating thereto, may be modified and/or supplemented by the terms as specified under “Other Provisions” in the applicable notes or in an addendum relating to the applicable notes and, in each case, in the applicable pricing supplement.

No Listing

Your notes will not be listed on any securities exchange.

TAX CONSEQUENCES

UNITED STATES TAXATION

The following summary describes the material U.S. federal income tax consequences of the ownership of notes by “U.S. Holders” (as defined below) as of the date hereof. Except where noted, this summary deals only with notes held as capital assets and which are denominated in or determined by reference to the U.S. dollar. This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to holders subject to special treatment under the U.S. federal income tax laws, including, without limitation, dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, partnerships or other pass-through entities for U.S. federal income tax purposes or U.S. Holders whose “functional currency” is not the U.S. dollar. Furthermore, the summary below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below.

The summary below assumes that all notes issued pursuant to this prospectus supplement will be classified for U.S. federal income tax purposes as TD’s indebtedness, and purchasers should note that in the event of an alternative characterization, the tax consequences would differ from those discussed below. Any special U.S. federal income tax considerations relevant to a particular issue of the notes will be provided in the applicable pricing supplement.

As used herein, a “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding notes is urged to consult its own tax advisors.

This summary does not represent a detailed description of the U.S. federal income tax consequences to holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws. Persons considering the purchase of notes should consult their own tax advisors concerning the particular U.S. federal income tax consequences to them of the ownership of the notes, as well as any consequences arising under the laws of any other taxing jurisdiction.

Payments of Interest

Except as set forth below, stated interest on a note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest income on a note generally will be considered foreign source income and, for purposes of the U.S. foreign tax credit, generally will be considered passive category income.

Original Issue Discount Notes

U.S. Holders of notes issued with original issue discount (“OID”), other than Short-Term Notes (as defined below), will be subject to special tax accounting rules, as described in greater detail below. Notes issued with OID will be referred to as “Original Issue Discount Notes.” U.S. Holders of such notes should be aware that they generally must include OID in gross income in advance of the receipt of cash attributable to that income. However, U.S. Holders of such notes generally will not be required to include separately in income cash payments received on the notes, even if denominated as interest, to the extent such payments do not constitute “qualified stated interest” (as defined below). OID on a note generally will be considered foreign source income and, for purposes of the U.S. foreign tax credit, generally will be considered passive category income. Notice will be given in the applicable pricing supplement when TD determines that a particular note will be an Original Issue Discount Note.

Additional rules applicable to Original Issue Discount Notes that are denominated in or determined by reference to a currency or currencies other than the U.S. dollar are described under “Foreign Currency Notes” below.

A note with an “issue price” that is less than its “stated redemption price at maturity” (the sum of all payments to be made on the note other than “qualified stated interest”) will be issued with OID unless such difference is de minimis (i.e., less than 0.25 percent of the stated redemption price at maturity multiplied by the number of complete years to maturity). The “issue price” of each note in a particular offering will be the first price at which a substantial amount of that particular offering is sold (other than to an underwriter, broker, placement agent or wholesaler).

The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate or, subject to certain conditions, a rate based on one or more interest indices. Interest is payable at a single fixed rate only if the rate appropriately takes into account the length of the interval between payments. Notice will be given in the applicable pricing supplement when TD determines that a particular note will bear interest that is not qualified stated interest.

In the case of a note issued with de minimis OID, the U.S. Holder generally must include such de minimis OID in income as stated principal payments on the notes are made in proportion to the stated principal amount of the note unless the holder makes an election to treat all interest as OID as further described below. Any amount of de minimis OID that has been included in income shall be treated as capital gain.

Certain of the notes may be redeemed prior to their stated maturity date (as specified in the applicable pricing supplement) at the option of TD and/or at the option of the holder. Original Issue Discount Notes containing such features may be subject to rules that differ from the general rules discussed herein. Persons considering the purchase of Original Issue Discount Notes with such features should carefully examine the applicable pricing supplement and should consult their own tax advisors with respect to such features since the tax consequences with respect to OID will depend, in part, on the particular terms and features of the notes.

U.S. Holders of Original Issue Discount Notes with a maturity upon issuance of more than one year must, in general, include OID in income in advance of the receipt of some or all of the related cash payments, regardless of such U.S. Holders’ method of accounting. The amount of OID that a U.S. Holder must include in income is calculated using a constant-yield method, and generally a holder will include increasingly greater amounts of OID in income over the life of the Original Issue Discount Note. Specifically, the amount of OID includible in income by the initial U.S. Holder of an Original Issue Discount Note is the sum of the “daily portions” of OID with respect to the note for each day during the taxable year or portion of the taxable year in which such U.S. Holder held such note (“accrued OID”). The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The “accrual period” for an Original Issue Discount Note may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on the first day or the final day of an accrual period. The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the excess, if any, of (a) the product of the note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the aggregate of all qualified stated interest allocable to the accrual period. OID allocable to a final accrual period is the difference between the amount payable at maturity (other than a payment of qualified stated interest) and the adjusted issue price at the beginning of the final accrual period. Special rules will apply for calculating OID for an initial short accrual period. The “adjusted issue price” of an Original Issue Discount Note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period (determined without regard to the amortization of any acquisition or bond premium, as described below) and reduced by any payments previously made on such note (other than qualified stated interest). TD is required to provide information returns stating the amount of OID accrued on Original Issue Discount Notes held by persons of record other than certain exempt holders.

Floating rate notes are subject to special OID rules. In the case of a floating rate note that is an Original Issue Discount Note, both the “yield to maturity” and “qualified stated interest” will be determined solely for purposes of calculating the accrual of OID as though the note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the note on its date of issue or, in the case of certain floating rate notes, the rate that reflects the yield to maturity that is reasonably expected for the note. Additional rules may apply if interest on a floating rate note is based on more than one interest rate. Persons considering the purchase of floating rate notes should carefully examine the applicable pricing supplement and should consult their own tax advisors regarding the U.S. federal income tax consequences of the holding and disposition of such notes.

In addition, the discussion above generally does not address notes providing for contingent payments or notes that may be convertible or exchangeable for stock or other securities (or the cash value thereof). U.S. Holders should carefully examine the applicable pricing supplement and should consult their own tax advisors regarding the U.S. federal income tax consequences of the holding and disposition of any such notes.

U.S. Holders may elect to treat all interest on any note as OID and calculate the amount includible in gross income under the constant yield method described above. For the purposes of this election, interest includes stated interest, acquisition discount, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium. U.S. Holders should consult with their own tax advisors about this election.

Short-Term Notes

In the case of notes having a term of one year or less (“Short-Term Notes”), all payments (including all stated interest) will be included in the stated redemption price at maturity and will not be qualified stated interest. Thus, U.S. Holders will generally be taxable on the discount in lieu of stated interest. The discount will be equal to the excess of the stated redemption price at maturity over the issue price of a Short-Term Note, unless the U.S. Holder elects to compute this discount using tax basis instead of issue price. In general, individuals and certain other cash method U.S. Holders of a Short-Term Note are not required to include accrued discount in their income currently unless they elect to do so (but may be required to include any stated interest in income as it is received). U.S. Holders that report income for U.S. federal income tax purposes on the accrual method and certain other U.S. Holders are required to accrue discount on such Short-Term Notes (as ordinary income) on a straight-line basis, unless an election is made to accrue the discount according to a constant yield method based on daily compounding. In the case of a U.S. Holder that is not required, and does not elect, to include discount in income currently, any gain realized on the sale, exchange or retirement of Short-Term Notes will generally be ordinary income to the extent of the discount accrued through the date of sale, exchange or retirement. In addition, a U.S. Holder that does not elect to include currently accrued discount in income may be required to defer deductions for a portion of the U.S. Holder’s interest expense with respect to any indebtedness incurred or continued to purchase or carry such Short-Term Notes.

Market Discount

If a U.S. Holder purchases a note, other than a Short-Term Note, for an amount that is less than its stated redemption price at maturity or, in the case of an Original Issue Discount Note, its adjusted issue price, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note (in an amount not exceeding the accrued market discount).

Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue on a constant yield method. A U.S. Holder of a note may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply.

Acquisition Premium; Amortizable Bond Premium

A U.S. Holder that purchases an Original Issue Discount Note for an amount that is greater than its adjusted issue price but equal to or less than the sum of all amounts payable on the note after the purchase date other than payments of qualified stated interest will be considered to have purchased such note at an “acquisition premium.” Under the acquisition premium rules, the amount of OID which such U.S. Holder must include in its gross income with respect to such note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

A U.S. Holder that purchases a note for an amount in excess of the sum of all amounts payable on the note after the purchase date other than qualified stated interest will be considered to have purchased the note at a “premium” and will not be required to include OID, if any, in income. A U.S. Holder generally may elect to amortize the premium over the remaining term of the note on a constant yield method as an offset to interest when includible in income under the U.S. Holder’s regular accounting method. Bond premium on a note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the note.

Sale, Exchange, Retirement or Other Disposition of Notes

Upon the sale, exchange, retirement or other disposition of a note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid qualified stated interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and the adjusted tax basis of the note. A U.S. Holder’s adjusted tax basis in a note will, in general, be the U.S. Holder’s cost for the note, increased by any OID, market discount or, in the case of Short-Term Notes, discount previously included in income by the U.S. Holder, and reduced by any amortized premium and any cash payments on the note other than qualified stated interest. Except (i) as described above with respect to certain Short-Term Notes and market discount, (ii) with respect to gain or loss attributable to changes in exchange rates, as discussed below with respect to certain Foreign Currency Notes (as defined below), and (iii) with respect to notes treated as contingent payment debt instruments for U.S. federal income tax purposes (which this summary generally does not discuss), such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for preferential rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other disposition of a note generally will be considered U.S. source gain or loss.

Foreign Currency Notes

The following is a summary of certain U.S. federal income tax consequences to a U.S. Holder of the ownership of a note denominated in, or for which payments are determined by reference to, a currency other than the U.S. dollar (a “Foreign Currency Note”).

Interest Payments

U.S. Holders that use the cash basis method of accounting for U.S. federal income tax purposes are required to include in income the U.S. dollar value of the amount of interest received, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss (as discussed below) is recognized with respect to the receipt of such payment.

U.S. Holders that use the accrual basis method of accounting for U.S. federal income tax purposes may determine the amount of income recognized with respect to an interest payment in accordance with either of two methods. Under the first method, the U.S. Holder will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Under the second method, the U.S. Holder may elect to translate interest income at the spot rate on the last day of the accrual period (or last day of the taxable year in the case of an accrual period that straddles the U.S. Holder’s taxable year) or on the date the interest payment is received if such date is within five business days of the end of the accrual period. Upon receipt of an interest payment on a note (including, upon the sale of such note, the receipt of proceeds attributable to accrued interest previously included in income), an accrual basis U.S. Holder will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating any foreign currency received at the spot rate for such foreign currency on the date received) and the U.S. dollar value of the interest income that such U.S. Holder has previously included in income with respect to such payment.

Original Issue Discount Notes

OID on an Original Issue Discount Note that is also a Foreign Currency Note will be determined for any accrual period in the applicable foreign currency and then translated into U.S. dollars in the same manner as interest income accrued by a holder on the accrual basis, as described above. Upon receipt of OID on such note (including, upon the sale of such note, the receipt of proceeds attributable to OID previously included in income), a U.S. Holder will recognize ordinary income or loss in an amount determined in the same manner as interest income received by a holder on the accrual basis, as described above.

Market Discount

The amount of market discount on Foreign Currency Notes includible in income will generally be determined by translating the market discount determined in the foreign currency into U.S. dollars at the spot rate on the date the Foreign Currency Note is retired or otherwise disposed of. If the U.S. Holder has elected to accrue market discount currently, then the amount which accrues is determined in the foreign currency and then translated into U.S. dollars on the basis of the average exchange rate in effect during such accrual period. A U.S. Holder will recognize exchange gain or loss with respect to market discount which is accrued currently using the approach applicable to the accrual of interest income as described above.

Amortizable Bond Premium

Bond premium on a Foreign Currency Note will be computed in the applicable foreign currency. With respect to a U.S. Holder that elects to amortize the premium, the amortizable bond premium will reduce interest income in the applicable foreign currency. At the time bond premium is amortized, exchange gain or loss (which is generally ordinary income or loss) will be realized based on the difference between spot rates at such time and at the time of acquisition of the Foreign Currency Note. A U.S. Holder that does not elect to amortize bond premium will translate the bond premium, computed in the applicable foreign currency, into U.S. dollars at the spot rate on the maturity date and such bond premium will constitute a capital loss which may be offset or eliminated by exchange gain.

Sale, Exchange, Retirement or Other Disposition of Foreign Currency Notes

Upon the sale, exchange, retirement or other disposition of a Foreign Currency Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less an amount equal to any accrued and unpaid qualified stated interest, which will be treated as a payment of interest for U.S. federal income tax purposes) and the U.S. Holder’s adjusted tax basis in the Foreign Currency Note. Except as described above with respect to certain Short-Term Notes or with respect to market discount, and subject to the foreign currency rules discussed below, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange, retirement or other disposition, the Foreign Currency Note has been held for more than one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Gain or loss realized by a U.S. Holder on the sale, exchange, retirement or other taxable disposition of a Foreign Currency Note generally will be considered U.S. source gain or loss.

A U.S. Holder’s initial tax basis in a Foreign Currency Note generally will be the U.S. Holder’s cost therefor. If a U.S. Holder purchased a Foreign Currency Note with foreign currency, the U.S. Holder’s cost will be the U.S. dollar value of the foreign currency amount paid for such Foreign Currency Note determined at the time of such purchase. If a U.S. Holder’s Foreign Currency Note is sold, exchanged, retired or otherwise disposed of for an amount denominated in foreign currency, then the U.S. Holder’s amount realized generally will be based on the spot rate of the foreign currency on the date of the sale, exchange, retirement or other disposition. If the Foreign Currency Notes are traded on an established securities market and the U.S. Holder is a cash method taxpayer, however, foreign currency paid or received is translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. An accrual method taxpayer may elect the same treatment with respect to the purchase and sale of Foreign Currency Notes traded on an established securities market, provided that the election is applied consistently.

Upon the sale, exchange, retirement or other disposition of a Foreign Currency Note, a U.S. Holder may recognize exchange gain or loss with respect to the principal amount of such Foreign Currency Note. For these purposes, the principal amount of the Foreign Currency Note is the U.S. Holder’s purchase price for the Foreign Currency Note calculated in the foreign currency on the date of purchase, and the amount of exchange gain or loss realized is equal to the difference between (i) the U.S. dollar value of the principal amount determined on the date of the sale, exchange, retirement or other disposition of the Foreign Currency Note and (ii) the U.S. dollar value of the principal amount determined on the date such U.S. Holder purchased the note. Such gain or loss will be treated as ordinary income or loss and generally will be U.S. source gain or loss. The recognition of such gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a Foreign Currency Note.

Exchange Gain or Loss with Respect to Foreign Currency

A U.S. Holder’s tax basis in the foreign currency received as interest on a Foreign Currency Note will be the U.S. dollar value thereof at the spot rate in effect on the date the foreign currency is received. A U.S. Holder’s tax basis in foreign currency received on the sale, exchange or retirement of a Foreign Currency Note will be equal to the U.S. dollar value of the foreign currency, determined at the time of the sale, exchange or retirement, or, if the Foreign Currency Notes are traded on an established securities market, the spot rate of exchange on the settlement date, in the case of a cash basis U.S. Holder or an electing accrual basis U.S. Holder as described above.

Any gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of the foreign currency will be ordinary income or loss and generally will be U.S. source gain or loss.

Disclosure Requirements

Treasury Regulations meant to require the reporting of certain tax shelter transactions (“Reportable Transactions”) could be interpreted to cover transactions generally not regarded as tax shelters, including certain foreign currency transactions. Under the Treasury Regulations, certain transactions may be characterized as Reportable Transactions including, in certain circumstances, a sale, exchange, retirement or other taxable disposition of a Foreign Currency Note or foreign currency received in respect of a Foreign Currency Note to the extent that such sale, exchange, retirement or other taxable disposition results in a tax loss in excess of a threshold amount. Persons considering the purchase of Foreign Currency Notes should consult with their own tax advisors to determine the tax return disclosure obligations, if any, with respect to an investment in a Foreign Currency Note, including any requirement to file Internal Revenue Service (“IRS”) Form 8886 (Reportable Transaction Disclosure Statement).

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over US$200,000 (US$250,000 if married and filing jointly or US$125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to payments of principal, interest, OID and premium paid on notes and to the proceeds of sale of a note paid to U.S. Holders other than certain exempt recipients. A backup withholding tax may apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Individual U.S. Holders that own “specified foreign financial assets” may be required to include certain information with respect to such assets with their U.S. federal income tax return. U.S. Holders are urged to consult their own tax advisors regarding such requirements with respect to the notes.

Additional Withholding Requirements

The Hiring Incentives to Restore Employment Act, which was enacted in early 2010 and contains provisions from the former Foreign Account Tax Compliance Act of 2009 (“FATCA”), encourages foreign financial institutions to report information about their U.S. account holders (including holders of certain equity or debt interests) to the IRS. Foreign financial institutions that fail to comply with the withholding and reporting requirements of FATCA (“Non-participating FFIs”) and certain account holders that do not provide sufficient information about their U.S. status (“Recalcitrant Account Holders”) will be subject to a 30% withholding tax on certain payments they receive. Notes outstanding on March 18, 2012 are exempt from this withholding tax under a grandfathering provision, and proposed Treasury Regulations would extend this grandfathering to notes that are outstanding on January 1, 2013. Payments to Non-participating FFIs and Recalcitrant Account Holders on notes not exempted under the grandfathering provision will not be subject to withholding prior to January 1, 2015, and proposed Treasury Regulations would further delay withholding until January 1, 2017. The proposed Treasury Regulations under FATCA are not effective until finalized, however, and unless and until they are so finalized, taxpayers are not entitled to rely upon them.

No final Treasury Regulations providing the specific requirements and consequences of FATCA have yet been issued, and the future application of FATCA to TD and holders of notes is uncertain. If a holder of notes is subject to withholding there will be no additional amounts payable by way of compensation to the holder of notes for the deducted amount. Holders of notes should consult their own tax advisors regarding this legislation in light of such holder’s particular situation.

CANADIAN TAXATION

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and Income Tax Regulations issued thereunder (the “Canadian Tax Regulations”) generally applicable to a holder who acquires beneficial ownership of a note upon the initial issuance of the note by the Bank pursuant to this prospectus supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with TD and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the note, (ii) is entitled to receive all payments (including any interest and principal) made on the note, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” of TD for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) holds the note as capital property, (v) does not use or hold and is not deemed to use or hold the note in or in the course of carrying on a business in Canada and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).

This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.

The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the notes described in this prospectus supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of notes having regard to their own particular circumstances.

Material Canadian federal income tax considerations applicable to notes may be described particularly in the pricing supplement related thereto, when such notes are offered. In the event the material Canadian federal income tax considerations are described in the pricing supplement, the following description will be superseded by the description in such pricing supplement to the extent indicated therein.

Interest (including amounts on account or in lieu of payment of, or in satisfaction of, interest) paid or credited, or deemed to be paid or credited on a note to a Non-resident Holder will not be subject to Canadian non-resident withholding tax unless all or any part of such interest is participating debt interest. “Participating debt interest” is defined generally as interest (other than on a “prescribed obligation” described below) all or any portion of which is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any other similar criterion or by reference to dividends paid or payable to shareholders of any class or series of shares of a corporation. A “prescribed obligation” for this purpose is an “indexed debt obligation”, as defined in the Canadian Tax Act, in respect of which no amount payable is: (a) contingent or dependent upon the use of, or production from, property in Canada, or (b) computed by reference to: (i) revenue, profit, cash flow, commodity price or any other similar criterion, other than a change in the purchasing power of money, or (ii) dividends paid or payable to shareholders of any class of shares of the capital stock of a corporation. An “indexed debt obligation” is a debt obligation the terms or conditions of which provide for an adjustment to an amount payable in respect of the obligation for a period during which the obligation was outstanding that is determined by reference to a change in the purchasing power of money.

In the event that a note is redeemed, cancelled, purchased or repurchased by TD or any other person resident or deemed to be resident in Canada from a Non-resident Holder or is otherwise assigned or transferred by a Non-resident Holder to a person resident or deemed to be resident in Canada for an amount which exceeds, generally, the issue price thereof, the excess may, in certain circumstances be deemed to be interest and may, together with any interest that has accrued or is deemed to have accrued on the note to that time, be subject to Canadian non-resident withholding tax if all or any part of such interest is participating debt interest. Notwithstanding the previous sentence, such excess will not be subject to Canadian non-resident withholding tax where the note is not an indexed debt obligation (described above) and was issued for an amount not less than 97% of its principal amount (as defined in the Canadian Tax Act), and the yield from the note, expressed in terms of an annual rate (determined in accordance with the Canadian Tax Act) on the amount for which the note was issued, does not exceed 4/3 of the interest stipulated to be payable on the note, expressed in terms of an annual rate on the outstanding principal amount from time to time.

If applicable, the normal rate of Canadian non-resident withholding tax is 25% but such rate may be reduced under the terms of an applicable income tax treaty.

Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of notes.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (each, an “employee benefit plan”) subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the employee benefit plan’s particular circumstances before authorizing an investment in any debt securities. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the employee benefit plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit (i) employee benefit plans which are subject to Title I of ERISA, (ii) “plans” defined in Section 4975 of the Code (including individual retirement accounts and “Keogh”)) which are subject to Section 4975 of the Code and (iii) entities whose underlying assets are considered to include “plan assets” of any employee benefit plan subject to Title I of ERISA or plan subject to Section 4975 of the Code (each of the foregoing described in clauses (i), (ii) and (iii) referred to herein as an “ERISA plan”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the ERISA plan. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. In addition, the fiduciary of the ERISA plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and Section 4975 of the Code.

The acquisition, holding or, if applicable, exchange, of debt securities by an ERISA plan with respect to which we or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the debt security is acquired and held pursuant to and in accordance with an applicable exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of a debt security. These exemptions include, without limitation:

•	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

•	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

•	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

•	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

•	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide statutory exemptive relief for certain arm’s length transactions with a person that is a party in interest solely by reason of providing services to ERISA plans or being an affiliate of such a service provider. Under these provisions, the purchase and sale of a debt security should not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, provided that neither the issuer of the debt security nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA plan involved in the transaction, and provided further that the ERISA plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied, and debt securities should not be purchased or held by any person investing “plan assets” of any ERISA plan unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code.

Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (collectively referred to herein as “non-ERISA arrangements”) are not subject to the fiduciary responsibility or prohibited transaction provisions of Title I of ERISA or Section 4975 of the Code but may be subject to similar provisions under other applicable federal, state, local, non-U.S. or other regulations, rules or laws (collectively, “similar laws”).

Accordingly, by acceptance of a debt security or any interest therein, each purchaser and holder of debt securities or any interest therein will be deemed to have represented by its purchase and holding of the debt securities that either (1) it is not an ERISA plan and is not purchasing any debt securities or interest therein on behalf of or with “plan assets” of any ERISA plan or (2) the purchase and holding of the debt securities or any interest therein will not constitute a non-exempt prohibited transaction under Title I of ERISA or Section 4975 of the Code. In addition, any purchaser or holder of debt securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding of the debt securities that its purchase and holding will not violate any applicable similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing debt securities on behalf of or with “plan assets” of any ERISA plan or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or some other basis on which such purchase and holding is not prohibited, or the potential consequences of any purchase, holding or exchange under similar laws, as applicable.

Each purchaser and holder of debt securities has exclusive responsibility for ensuring that its purchase and holding of the debt securities does not violate the fiduciary or prohibited transaction rules of Title I of ERISA, Section 4975 of the Code or any applicable similar laws. The sale of any debt securities to any ERISA plan or non-ERISA arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We and TD Securities (USA) LLC, as agent, have entered into a distribution agreement with respect to the notes. The agent or agents through whom the notes will be offered will be identified in the applicable pricing supplement. Subject to certain conditions, the agent has agreed to use its reasonable efforts to solicit purchases of the notes. We have the right to accept offers to purchase notes and may reject any proposed purchase of the notes. The agent may also reject any offer to purchase notes. We will pay the agent a commission on any notes sold through the agent. The commission is expected to range from 0% to 2% of the principal amount of the notes, depending on the stated maturity of the notes, for fixed rate and floating rate notes, or in such other amount as may be agreed between the agent and TD.

We may also sell notes to the agent, who will purchase the notes as principal for its own account. In that case, we will either pay the agent a commission as discussed above or the agent may purchase the notes at a price equal to the issue price specified in the applicable pricing supplement, less a discount to be agreed with us at the time of the offering.

The agent may resell any notes it purchases as principal to other brokers or dealers at a discount, which may include all or part of the discount the agent received from us. If all the notes are not sold at the initial offering price, the agent may change the offering price and the other selling terms.

We may also sell notes directly to investors. We will not pay commissions on notes we sell directly.

We have reserved the right to withdraw, cancel or modify the offer made by this prospectus supplement without notice and may reject orders in whole or in part whether placed directly with us or with an agent. No termination date has been established for the offering of the notes.

The agent, whether acting as agent or principal, may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). We have agreed to indemnify the agent against certain liabilities, including liabilities under the Securities Act, or to contribute to payments made in respect of those liabilities.

If the agent sells notes to dealers who resell to investors and the agent pays the dealers all or part of the discount or commission it receives from us, those dealers may also be deemed to be “underwriters” within the meaning of the Securities Act.

Unless otherwise indicated in any pricing supplement, payment of the purchase price of notes, other than notes denominated in a non-U.S. dollar currency, will be required to be made in funds immediately available in The City of New York. The notes will be in the Same Day Funds Settlement System at DTC and, to the extent the secondary market trading in the notes is effected through the facilities of such depositary, such trades will be settled in immediately available funds.

We may appoint additional agents with respect to the notes. Any other agents will be named in the applicable pricing supplements and those agents will enter into the distribution agreement referred to above. The agent referred to above and any additional agents may engage in commercial banking and investment banking and other transactions with and perform services for TD and our affiliates in the ordinary course of business. TD Securities (USA) LLC is an affiliate of TD and may resell notes to or through another of our affiliates, as selling agent.

The notes are a new issue of securities, and there will be no established trading market for any note before its original issue date. We do not plan to list the notes on a securities exchange or quotation system. We have been advised by the agent named above that it may make a market in the notes offered through it. However, neither TD Securities (USA) LLC nor any of our other affiliates nor any other agent named in your pricing supplement that makes a market is obligated to do so, and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

The agent may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit reclaiming a selling concession from a syndicate member when the notes originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may stabilize, maintain or otherwise affect the market price of the notes, which may be higher than it would otherwise be in the absence of such transactions. The agent is not required to engage in these activities, and may end any of these activities at any time.

In addition to offering notes through the agent as discussed above, other medium-term notes that have terms substantially similar to the terms of the notes offered by this prospectus supplement may in the future be offered, concurrently with the offering of the notes, on a continuing basis by TD. Any of these notes sold pursuant to the distribution agreement or sold by TD directly to investors will reduce the aggregate amount of notes which may be offered by this prospectus supplement.

Market-Making Transactions

This prospectus supplement may be used by TD Securities (USA) LLC and any other affiliate of ours in connection with offers and sales of the notes in market-making transactions. In a market-making transaction, an agent or other person resells a note it acquires from other holders after the original offering and sale of the note. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of resale or at related or negotiated prices. In these transactions, such agent may act as principal or agent, including as agent for the counterparty in a transaction in which TD Securities (USA) LLC or another agent acts as principal, or as agent for both counterparties in a transaction in which TD Securities (USA) LLC does not act as principal. The agent may receive compensation in the form of discounts and commissions, including from both counterparties in some cases. Other affiliates of TD (in addition to TD Securities (USA) LLC) may also engage in transactions of this kind and may use this prospectus supplement for this purpose.

The aggregate initial offering price specified on the cover of this prospectus supplement relates to the initial offering of new notes we may issue on and after the date of this prospectus supplement. This amount does not include notes that may be resold in market-making transactions. The latter includes notes that we may issue going forward as well as notes we have previously issued.

TD does not expect to receive any proceeds from market-making transactions. TD does not expect that any agent that engages in these transactions will pay any proceeds from its market-making resales to TD.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale.

Unless TD or an agent informs you in your confirmation of sale that your note is being purchased in its original offering and sale, you may assume that you are purchasing your note in a market-making transaction.

In this prospectus supplement, the term “this offering” means the initial offering of the notes made in connection with their original issuance. This term does not refer to any subsequent resales of notes in market-making transactions.

Conflicts of Interest

TD Securities (USA) LLC is an affiliate of The Toronto-Dominion Bank. FINRA Rule 5121 imposes certain requirements when a FINRA member, such as TD Securities (USA) LLC, distributes an affiliated company’s securities. TD Securities (USA) LLC has advised The Toronto-Dominion Bank that each particular offering of notes in which it participates will comply with the applicable requirements of FINRA Rule 5121.

Neither TD Securities (USA) LLC nor any other FINRA member is permitted to sell notes in an offering to an account over which it exercises discretionary authority without the prior written approval of the customer to which the account relates.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying prospectus under “Documents Incorporated by Reference,” the Distribution Agreement dated the date of this prospectus supplement between us and the agent was filed with the Securities and Exchange Commission and incorporated by reference as part of the registration statement on Form F-10 (File No. 333-181769), to which this prospectus supplement relates (the “Registration Statement”). Additional exhibits to the Registration Statement to which this prospectus supplement relates may be subsequently filed in reports on Form 40-F or on Form 6-K that specifically state that such materials are incorporated by reference as exhibits in Part II of the Registration Statement.

AUDITORS’ CONSENT

We have read the Short Form Base Shelf Prospectus of The Toronto-Dominion Bank (the “Bank”) dated June 15, 2012 as supplemented by the Prospectus Supplement dated June 15, 2012 related to the offering of Senior Medium-Term Notes, Series A. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus Supplement of our report dated November 30, 2011 to the shareholders of the Bank on the Consolidated Balance Sheet of the Bank as at October 31, 2011 and 2010 and the Consolidated Statements of Income, Changes in Shareholders’ Equity, Comprehensive Income and Cash Flows for each of the years then ended.

/s/ Ernst & Young LLP

Chartered Accountants

Licensed Public Accountants

Toronto, Canada

June 15, 2012

This short form prospectus is referred to as a base shelf prospectus and has been filed under legislation in the Province of Ontario that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus and each document deemed to be incorporated by reference herein constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commission or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of The Toronto-Dominion Bank at the following address: Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada, M5K 1A2 (telephone: (416) 308-6963) and are also available electronically at www.sedar.com.

New Issue

Short Form Base Shelf Prospectus

June 15, 2012

The Toronto-Dominion Bank

(a Canadian chartered bank)

U.S. $15,000,000,000

Senior Debt Securities

We intend to offer from time to time senior debt securities (which we refer to in this prospectus as the “debt securities”) in one or more series with a total offering price not to exceed U.S. $15,000,000,000 (or the U.S. dollar equivalent thereof if any of the debt securities are denominated in a currency or a currency unit other than U.S. dollars) during the 25-month period that this prospectus, including any amendments thereto, remains valid.

All shelf information omitted from this short form base shelf prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. You should read this prospectus and the applicable supplement carefully before you invest.

We may sell the debt securities to or through one or more underwriters, dealers or agents. The names of the underwriters, dealers or agents will be set forth in supplements to this prospectus.

The debt securities will constitute our unsecured and unsubordinated contractual obligations and will constitute deposit liabilities which will rank pari passu in right of payment with all of our deposit liabilities, except for obligations preferred by mandatory provisions of law. The debt securities will not be insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) or Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that most of our officers and directors, and some of the underwriters or experts named in this prospectus, may be residents of Canada and that all or a substantial portion of our assets and the assets of said persons may be located outside the United States.

THESE DEBT SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES REGULATOR NOR HAS THE SEC OR ANY STATE SECURITIES REGULATOR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus does not qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this prospectus may qualify for issuance debt securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or a bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR.

Certain of our affiliates may use this prospectus in the initial sale of any debt securities or in a market-making transaction in any debt securities after their initial sale. See “Plan of Distribution”.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See “Plan of Distribution”.

FORWARD LOOKING STATEMENTS

This prospectus, including those documents incorporated by reference, may contain forward-looking statements. All such statements are made pursuant to the “safe harbour” provisions and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in our second quarter Management’s Discussion & Analysis (the “Q2 MD&A”) under the headings “Business Outlook” section for each business segment in the “Performance Summary” and in other statements regarding our objectives and priorities for 2012 and beyond and strategies to achieve them, and our anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic, political and regulatory environments, such risks and uncertainties – many of which are beyond our control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology), reputational, insurance, strategic, regulatory, legal, environmental, and other risks, all of which are discussed in our 2011 Annual Management’s Discussion & Analysis (the “Annual MD&A”). Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2011” in the “Financial Results Overview” section of the Annual MD&A, as updated in the Q2 MD&A; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to us or our affiliates relating to the care and control of information; and the overall difficult litigation environment, including in the United States. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect our results. For more detailed information, see the “Risk Factors and Management” section of the Annual MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to us, and undue reliance should not be placed on our forward-looking statements. Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Annual MD&A under the headings “Economic Summary and Outlook”, as updated in the Q2 MD&A and for each business segment, “Business Outlook and Focus for 2012”, as updated in the Q2 MD&A under the heading “Business Outlook”; and for the corporate segment under the heading “Outlook”. All such risk factors and assumptions may be updated in subsequently filed annual and quarterly reports to shareholders incorporated by reference into this prospectus.

Any forward-looking statements contained in this prospectus represent the views of management only as of the date of this prospectus and are presented for the purpose of assisting our security holders in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on our behalf, except as required under applicable securities legislation. See “Risk Factors.”

DOCUMENTS INCORPORATED BY REFERENCE

The following documents with respect to The Toronto-Dominion Bank (which we refer to in the prospectus as the “Bank”), filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this prospectus:

(a)	the Management Proxy Circular dated as of January 26, 2012;

(b)	the Annual Information Form dated November 30, 2011;

(c)	the consolidated audited financial statements for the fiscal year ended October 31, 2011 with comparative consolidated financial statements for the fiscal year ended October 31, 2010, together with the auditors’ report thereon and Management’s Discussion and Analysis for the fiscal year ended October 31, 2011; and

(d)	the Second Quarter Report to Shareholders for the three and six months ended April 30, 2012, which includes comparative consolidated interim financial statements (unaudited) and Management’s Discussion and Analysis.

Any documents of the type referred to above and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by the Bank with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement to this prospectus, shall be deemed to be incorporated by reference into this prospectus. In addition, any similar documents filed on Form 40-F or on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, by us with the SEC, after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement to this prospectus, shall be deemed to be incorporated by reference into this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of The Toronto-Dominion Bank, Toronto Dominion Bank

Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2 (telephone: (416) 308-6963), or through the Internet on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

A prospectus supplement containing the specific terms of an offering of debt securities will be delivered to purchasers of such securities together with this prospectus and will be deemed to be incorporated into this prospectus as of the date of the prospectus supplement solely for the purposes of the offering of the debt securities covered by that prospectus supplement unless otherwise expressly provided therein.

Upon a new Management Proxy Circular, Annual Information Form or new interim or annual financial statements, together with the auditors’ report thereon and management’s discussion and analysis contained therein, being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, Management Proxy Circular, interim or annual financial statements and all material change reports, and information circulars filed prior to the commencement of our financial year in which the new Management Proxy Circular, Annual Information Form or interim or annual financial statements are filed shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder.

AVAILABLE INFORMATION

In addition to the continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Such reports and other information filed by us may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC also maintains a website, at www.sec.gov, that contains reports and other information filed by us with the SEC. Our common shares are listed on the New York Stock Exchange and reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

We are filing with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933, as amended, with respect to the debt securities. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the debt securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described in the preceding paragraph.

THE TORONTO-DOMINION BANK

The Bank is a Canadian chartered bank subject to the provisions of the Bank Act and was formed on February 1, 1955 through the amalgamation of The Bank of Toronto (established in 1855) and The Dominion Bank (established in 1869). The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 22 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 8 million online customers. TD had CDN$773 billion in assets on April 30, 2012.The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

The Bank’s head office and registered office are located in the Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A2.

Additional information regarding the Bank is incorporated by reference into this prospectus. See “Documents Incorporated by Reference”.

RISK FACTORS

An investment in the debt securities is subject to various risks. From time to time, the market experiences significant price and volume volatility that may affect the market price of our debt securities for reasons unrelated to our performance. Also, the financial markets are generally characterized by extensive interconnections among financial institutions. As such, defaults by other financial institutions in Canada, the United States or other countries could adversely affect us and the market price of the debt securities. Additionally, the debt securities are subject to market value fluctuations based upon factors which influence our operations, such as legislative or regulatory developments, competition, technological change and global capital market activity.

Before deciding whether to invest in any debt securities, investors should consider carefully the risks set out herein and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement relating to a specific offering of debt securities. Prospective investors should consider the categories of risks identified and discussed in the Annual Information Form and Management’s Discussion and Analysis of the Bank incorporated herein by reference including credit risk, market risk (including equity, commodity, foreign exchange and interest rate), liquidity risk, operational risk (including technology), reputational risk, insurance risk, strategic risk, regulatory risk, legal risk and environmental risk.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, the net proceeds to us from the sale of the debt securities will be added to our general funds and utilized for general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES

We have summarized below the material provisions of the indenture and the debt securities, or indicated which material provisions will be described in the related prospectus supplement. These descriptions are only summaries, and each investor should refer to the indenture, which describes completely the terms and definitions summarized below and contains additional information regarding the debt securities. Any reference to provisions or defined terms of the indenture in any statement under this heading qualifies the entire statement and incorporates by reference the applicable section or definition into that statement.

General

We will issue the debt securities under an indenture between us and The Bank of New York Mellon (as successor in interest to The Bank of New York), as trustee. A copy of the indenture is incorporated by reference as an exhibit to the registration statement and is also available at www.sedar.com. We may issue debt securities under the indenture from time to time in one or more series. The indenture does not limit the aggregate principal amount of the debt securities which we can issue under such indenture. We will authorize the aggregate amount from time to time for each series.

Unless otherwise specified in the applicable prospectus supplement, the debt securities will be unsecured and unsubordinated deposit liability obligations of the Bank and will rank on a parity in right of payment with all of the Bank’s deposit liabilities, except for obligations preferred by mandatory provisions of law. The debt securities will not be insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. In the case of the insolvency of the Bank, the Bank Act (Canada) provides that priorities among payments of deposit liabilities of the Bank (including payments in respect of the debt securities) and payments of all other liabilities are to be determined in accordance with the laws governing priorities and, where applicable, by the terms of the indebtedness and liabilities.

We may issue debt securities from time to time in one or more series. The provisions of the indenture allow us to “reopen” a previous issue of a series of debt securities and issue additional debt securities of that series. The debt securities in each series may be denominated and payable in U.S. dollars or foreign currencies.

The debt securities may bear interest at a floating rate or a fixed rate. A floating rate is determined by reference to an interest rate formula which may be adjusted by adding or subtracting the spread or multiplying the spread multiplier.

Terms Specified in Prospectus Supplement

The prospectus supplement will contain, where applicable, the following terms of and other information relating to any series of offered debt securities:

•	the specific title;

•	the aggregate principal amount, purchase price and denomination;

•	any limit upon the aggregate principal amount of the securities of such series;

•	the currency in which the debt securities are denominated and/or in which principal, and premium, if any, and/or interest, if any, is payable;

•	the date or dates on which the principal is payable;

•	the interest rate or rates or the method by which the calculation agent (to be designated in the applicable prospectus supplement) will determine the interest rate or rates, if any;

•	the interest payment dates, if any;

•	the place or places for payment of the principal of and any premium and/or interest on or other amounts due under the debt securities;

•	any repayment, redemption, prepayment or sinking fund provisions, including any notice provisions;

•	whether we will issue the debt securities in global form and under what terms and conditions;

•

terms and conditions, if any, upon which the debt securities may or shall be convertible into or exchangeable or exercisable for or payable in, among other things, other securities (whether or not issued by us), instruments, contracts, currencies, commodities or other forms of property, rights or interests or any combination of the foregoing;

•	any agents for the debt securities, including trustees, depositories, authenticating or paying agents, transfer agents or registrars;

•	certain applicable United States federal income tax and Canadian federal income tax consequences, including, but not limited to:

(1)	whether and under what circumstances we will pay additional amounts on debt securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem those debt securities rather than pay the additional amounts;

(2)	tax considerations applicable to any discounted debt securities or to debt securities issued at par that are treated as having original issue discount for United States federal income tax purposes; and

(3)	tax considerations applicable to any debt securities denominated and payable in foreign currencies;

•	any other specific terms of the debt securities, including any additional events of default or covenants, and any terms required by or advisable under applicable laws or regulations.

We may sell the debt securities at a substantial discount below their stated principal amount. We will describe special United States federal income tax and Canadian federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An “original issue discount security” is any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity in accordance with the terms of the applicable indenture. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default.

Registration and Transfer of Debt Securities

Registered holders may present debt securities for exchange or registration of transfer. We will provide these services without charge except for any tax or other governmental charge payable in connection with these services and subject to any limitations provided in the indenture.

The procedures for transfer of interests in the debt securities in global form will depend upon the procedures of the depository for such global securities. See “Form of the Debt Securities.”

Merger, Consolidation, Sale, Lease or Conveyance

The indenture provides that we may merge or consolidate with any other person or sell, lease or convey all or substantially all of our assets to any other person, only if certain conditions, including the following, are met:

•

we will be the continuing corporation or the successor corporation, or the person which acquires all or substantially all of our assets shall either (a) be one or more direct or indirect affiliates which we control or which are under common control with us or (b) will expressly assume or guaranty all of our obligations under the indenture; and

•

immediately after such merger, consolidation, sale, lease or conveyance, we, or any such successor that has assumed our obligations, will not be in default in the performance of the covenants and conditions of the indenture applicable to us.

Absence of Protections against All Potential Actions of the Bank. There are no covenants or other provisions in the indenture that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Bank or a highly leveraged transaction. The merger covenant described above would only apply if the recapitalization transaction, change of control or highly leveraged transaction were structured to include a merger or consolidation of the Bank or a sale, lease or conveyance of all or substantially all of our assets.

Events of Default

The indenture provides holders of debt securities with remedies if we fail to perform specific obligations, such as making payments on the debt securities, or if we become bankrupt. Holders should review these provisions and understand which of our actions would trigger an event of default and which actions would not. The indenture permits the issuance of debt securities in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis.

An event of default is defined under the indenture, with respect to any series of debt securities issued under the indenture, as being:

•

default in payment of any principal of the debt securities of that series, either at maturity or upon any redemption, by declaration or otherwise and continuance of such default for a period of 7 days;

•	default in payment of any interest on any debt securities of that series and continuance of such default for a period of 30 days;

•	certain events of bankruptcy, insolvency or reorganization; or

•	any other event of default provided in the applicable board resolution, in the supplemental indenture under which that series of debt securities is issued or in the form of security for such series.

Acceleration of Debt Securities Upon an Event of Default. The indenture provides that:

•

if an event of default due to the default in payment of principal of, or any premium or interest on, any series of debt securities issued under the indenture, or due to the default in the performance or breach of any other covenant or warranty of the Bank applicable to the debt securities of that series but not applicable to all outstanding debt securities issued under the indenture occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, voting as one class, by notice in writing to the Bank, may declare the principal of (or such other amount as may be specified) all debt securities of each affected series and interest accrued thereon to be due and payable immediately; and

•

if an event of default due to a default in the performance of any of the covenants or agreements in the indenture applicable to all outstanding debt securities issued under the indenture or due to specified events of bankruptcy, insolvency or reorganization of the Bank, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding debt securities issued under the indenture, voting as one class, by notice in writing to the Bank may declare the principal of (or such other amount as may be specified) all those debt securities and interest accrued thereon to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults. In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding debt securities affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the debt securities.

Indemnification of Trustee for Actions Taken on Your Behalf. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified to its satisfaction by the holders of debt securities before proceeding to exercise any right or power at the request, order or direction of the holders. Subject to these provisions and some other limitations, the holders of a majority in aggregate principal amount of each series of outstanding debt securities of each affected series, voting as one class, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Limitation on Actions by You as an Individual Holder. The indenture provides that no individual holder of debt securities may institute any action or proceeding under the indenture, except actions for payment of overdue principal and interest, unless the following actions have occurred:

•	the holder must have previously given written notice to the trustee of the continuing default;

•

the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of each affected series, treated as one class, must have (1) requested the trustee to institute that action and (2) offered the trustee reasonable indemnity satisfactory to it;

•	the trustee must have failed to institute that action within 60 days after receipt of the request referred to above; and

•

the holders of a majority in principal amount of the outstanding debt securities of each affected series, voting as one class, must not have given directions to the trustee inconsistent with those of the holders referred to above.

The indenture contains a covenant that we will file annually with the trustee a certificate of no default or a certificate specifying any default that exists.

Discharge, Defeasance and Covenant Defeasance

We have the ability to eliminate most or all of our obligations on any series of debt securities prior to maturity if we comply with the following provisions.

Discharge of Indenture. We may discharge all of our obligations, other than certain obligations including those as to transfers and exchanges, under the indenture after we have:

•	paid or caused to be paid the principal of, interest on and any other amounts due under all of the outstanding debt securities in accordance with their terms;

•	delivered to the trustee for cancellation all of the outstanding debt securities; or

•

irrevocably deposited or caused to be deposited with the trustee cash or, in the case of a series of debt securities payable only in U.S. dollars, U.S. government obligations in trust for the benefit of the holders of any series of debt securities issued under the indenture that have either become due and payable, or are by their terms due and payable, or are scheduled for redemption, within one year, in an amount certified to be sufficient to pay on each date that they become due and payable, the principal of, interest and other amounts on, and any mandatory sinking fund payments for, those debt securities, except that the deposit of cash or U.S. government obligations for the benefit of holders of a series of debt securities that are due and payable, or are scheduled for redemption within one year will discharge obligations under the indenture relating only to that series of debt securities.

Defeasance of a Series of Securities at Any Time. We may also discharge all of our obligations, other than certain obligations including those as to transfers and exchanges, under any series of debt securities at any time, which we refer to as defeasance.

We may be released with respect to any outstanding series of debt securities from the obligations imposed by Section 9.01 of the indenture which contains the covenants described above limiting consolidations, mergers, asset sales and leases, and elect not to comply with those sections without creating an event of default. Discharge under those procedures is called “covenant defeasance.”

Defeasance or covenant defeasance may be effected only if, among other things:

•

we irrevocably deposit with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations, as trust funds in an amount certified to be sufficient to pay on each date that they become due and payable, the principal, interest and other amounts due on, and any mandatory sinking fund payments for, all outstanding debt securities of the series being defeased;

•	such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which we are a party or to which we are bound; and

•	we deliver to the trustee an opinion of counsel to the effect that:

•	the holders of the series of debt securities being defeased will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance;

•

such holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

•

in the case of a defeasance (but not a covenant defeasance), this opinion must be based on a ruling of relevant tax authorities or a change in United States tax laws occurring after the date of the indenture.

Modification of the Indenture

Modification without Consent of Holders. We and the trustee may enter into supplemental indentures without the consent of the holders of debt securities issued under the indenture to, among other things:

•	secure any debt securities subject to the requirements of the Bank Act;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants or events of default for the protection of the holders of debt securities;

•

cure any ambiguity or correct any defect or inconsistency or make any other provisions with respect to matters arising under the indenture as we may deem desirable, provided that no such action shall adversely affect the holders in any material respect;

•	establish the forms or terms of debt securities of any series;

•	evidence the acceptance of appointment by a successor trustee;

•

add to, change or eliminate provisions of the indenture that do not (i) apply to any series of debt securities created prior to such supplemental indenture and (ii) modify the rights of any holder of such series of debt securities with respect to such provision;

•	add to, change or eliminate provisions of the indenture with respect to a new series of debt securities; or

•	to increase the minimum denomination of debt securities of any series as may be permitted by the terms of such series.

Modification with Consent of Holders. We and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of each affected series of outstanding debt securities, voting as one class, may add any provisions to, or change in any manner or eliminate any of the provisions of, the indenture or modify in any manner the rights of the holders of those debt securities. However, we and the trustee may not make any of the following changes to any outstanding debt security without the consent of each affected holder to, among other things:

•	extend the stated maturity of any debt security;

•	reduce the principal amount;

•	reduce the rate or extend the time of payment of interest or other amounts due;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, including any amount of original issue discount, premium, or interest thereon is payable;

•	modify or amend the provisions for conversion of any currency into another currency;

•	reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy;

•

modify or amend the provisions so as to adversely affect the terms or conditions upon which the debt securities are convertible into or exchangeable or exercisable for or payable in other securities, instruments, contracts, currencies, commodities or other forms of property, rights or interests;

•	impair or affect the right of any holder to institute suit for the enforcement of any payment on any debt security when due; or

•	reduce the percentage of debt securities the consent of whose holders is required for modification of the indenture or for waiver of certain defaults.

Payment of Additional Amounts

Unless otherwise indicated in the applicable prospectus supplement, all payments of principal and interest and other amounts payable on a debt security by us will be made without us making any withholding of or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature (“Taxes”), unless the withholding or deduction of such Taxes is required or authorized by law or the administration thereof. In that event, we will, subject to certain exceptions and limitations set forth below, pay such additional amounts (“Additional Amounts”) to the holder or beneficial owner of any debt security as may be necessary in order that every net payment of the principal of and interest on such debt security and any other amounts payable on the debt security, after any withholding or deduction for Taxes imposed or levied by or on behalf of Canada or any political subdivision or taxing authority thereof or therein having the power to tax (each a “Taxing Jurisdiction”) (and Taxes imposed or levied by a Taxing Jurisdiction on such Additional Amounts), will not be less than the amount such holder or beneficial owner would have received if such Taxes imposed or levied by or on behalf of a Taxing Jurisdiction had not been withheld or deducted. We will not, however, be required to make any payment of Additional Amounts to any holder or beneficial owner for or on account of:

•

any Taxes that would not have been so imposed but for a present or former connection (including, without limitation, carrying on business in a Taxing Jurisdiction or having a permanent establishment or fixed base in a Taxing Jurisdiction) between such holder or beneficial owner of a debt security (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, such holder or beneficial owner, if such holder or beneficial owner is an estate, trust, partnership, limited liability company or corporation) and a Taxing Jurisdiction, other than merely holding such debt security or receiving payments with respect to such debt security;

•	any estate, inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a debt security;

•	any Tax imposed by reason that such holder or beneficial owner of a debt security does not deal at arm’s length within the meaning of the Income Tax Act (Canada) with us;

•	any Tax that is levied or collected otherwise than by withholding from payments on or in respect of a debt security;

•	any Tax required to be withheld by any paying agent from any payment on a debt security, if such payment can be made without such withholding by at least one other paying agent;

•

any Tax that would not have been imposed but for the failure of a holder or beneficial owner of a debt security to comply with certification, identification, declaration, information or other reporting requirements, if such compliance is required by a Taxing Jurisdiction (including where required by statute, treaty, regulation or administrative pronouncement) as a precondition to relief or exemption from such Tax;

•

any Tax which would not have been imposed but for the presentation of a debt security (where presentation is required) for payment on a date more than 30 days after (i) the date on which such payment became due and payable or (ii) the date on which payment thereof is duly provided for, whichever occurs later; or

•	any combination of the items listed above;

nor shall Additional Amounts be paid with respect to any payment on a debt security to a holder who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment to the extent a beneficiary or settlor with respect to such fiduciary, a member of such partnership or such beneficial owner would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner held its interest in the debt security directly.

Tax Redemption

Unless otherwise indicated in the applicable prospectus supplement, we have the right to redeem, in whole but not in part, any of the debt securities at our option at any time prior to maturity, upon the giving of a notice of redemption as described below, if:

(i) as a result of any change (including any announced prospective change) in or amendment to the laws or treaties (or any rules, regulations, rulings or administrative pronouncements thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, treaties, rules, regulations, rulings or administrative pronouncements (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of the prospectus supplement relating to the applicable debt securities, in the written opinion of our legal counsel of recognized standing, we have or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced); or

(ii) on or after the date of the prospectus supplement relating to the applicable debt securities any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to us, or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion of our legal counsel of recognized standing, will result in our becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced);

and, in any such case, we in our business judgment, determine that such obligation cannot be avoided by the use of reasonable measures available to us. For the avoidance of doubt, reasonable measures do not include a change in the terms of the debt securities or a substitution of the debtor. If we exercise this right, the redemption price of the debt securities will be determined in the manner described in the applicable prospectus supplement.

Prior to the giving of any notice of redemption pursuant to the above paragraph, we will deliver to the trustee:

•	a certificate stating that we are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to our right to so redeem have occurred; and

•	an opinion of counsel prepared in accordance with the terms of the indenture;

Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice.

FORMS OF THE DEBT SECURITIES

Except as provided in an applicable prospectus supplement, each debt security will generally be represented by one or more global securities representing the entire issuance of securities. We will issue debt securities evidenced by certificates in definitive form to a particular investor only in limited circumstances. Both certificated securities in definitive form and global securities will be issued in registered form, where our obligation runs to the holder of the security named on the face of the security. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depository or its nominee as the owner of the debt securities. The depositary maintains a computerized system that will reflect each investor’s beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. See “Book-Entry Procedures and Settlement”.

BOOK-ENTRY PROCEDURES AND SETTLEMENT

Most offered debt securities will be book-entry (global) securities. Upon issuance, all book-entry securities will be represented by one or more fully registered global securities, without coupons. Each global security will be deposited with, or on behalf of, The Depository Trust Company (“DTC”), or a successor thereto, a securities depository, and will be registered in the name of DTC or a successor or nominee of DTC. DTC or such successor or nominee of DTC will thus be the only registered holder of these debt securities.

DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

Purchasers of debt securities may only hold interests in the global securities through DTC if they are participants in the DTC system. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly. DTC will maintain accounts showing the security holdings of its participants, and these participants will in turn maintain accounts showing the security holdings of their customers. Some of these customers may themselves be securities intermediaries holding securities for their customers. Thus, each beneficial owner of a book-entry security will hold that security indirectly through various intermediaries.

The debt securities of each beneficial owner of a book-entry security will be evidenced solely by entries on the books of the beneficial owner’s securities intermediary. The actual purchaser of the debt securities will generally not be entitled to have the debt securities represented by the global securities registered in its name and will not be considered the owner under the terms of the debt securities and their governing documents. That means that we and any trustee, issuing and paying agent, registrar or other agent of ours for the debt securities will be entitled to treat the registered holder, DTC, as the holder of the debt securities for all purposes. In most cases, a beneficial owner will also not be able to obtain a paper certificate evidencing the holder’s ownership of debt securities. The book-entry system for holding securities eliminates the need for physical movement of certificates and is the system through which most publicly traded securities are held in the United States. However, the laws of some jurisdictions require some purchasers of securities to take physical delivery of their securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry securities.

A beneficial owner of book-entry securities represented by a global security may exchange the securities for definitive (paper) securities only if:

•	DTC is unwilling or unable to continue as depository for such global security and we do not appoint a qualified replacement for DTC within 90 days; or

•	we in our sole discretion decide to allow some or all book-entry securities to be exchangeable for definitive securities in registered form.

Unless we indicate otherwise, any global security that is so exchangeable will be exchangeable in whole for definitive securities in registered form, with the same terms and of an equal aggregate amount. Definitive securities will be registered in the name or names of the person or persons specified by DTC in a written instruction to the registrar of the debt securities. DTC may base its written instruction upon directions that it receives from its participants.

In this prospectus, for book-entry securities, references to actions taken by security holders will mean actions taken by DTC upon instructions from its participants, and references to payments and notices of redemption to security holders will mean payments and notices of redemption to DTC as the registered holder of the debt securities for distribution to participants in accordance with DTC’s procedures. Each sale of a book-entry security will settle in immediately available funds through DTC unless otherwise stated.

We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interest in the book-entry securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Clearstream and Euroclear

Links have been established among DTC, Clearstream Banking, Société Anonyme (“Clearstream”) and Euroclear Bank S.A./N.V., as operator of Euroclear System (“Euroclear”) (two international clearing systems that perform functions similar to those that DTC performs in the U.S.), to facilitate the initial issuance of book-entry securities and cross-market transfers of book-entry securities associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform such procedures, and the procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the aggregate ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC.

When book-entry securities are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive book-entry securities against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the book-entry securities will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants can employ their usual procedures for sending book-entry securities to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer book-entry securities to a DTC participant, the seller must send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer the book-entry securities against payment. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back-valued to the value date (which would be the preceding day, when settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), proceeds credited to the Clearstream or Euroclear participant’s account would instead be valued as of the actual settlement date.

EARNINGS COVERAGE

The following earnings coverage ratios do not reflect the issuance of any debt securities under this prospectus.

Our dividend requirements on all outstanding preferred shares amounted to $233.3 million for the twelve months ended October 31, 2011 and $231.3 million for the twelve months ended April 30, 2012. Our interest requirements on all subordinated notes and debentures and liabilities for preferred shares and capital trust securities, after adjustment for new issues and retirement, amounted to $905.9 million for the twelve months ended October 31, 2011 and $907.4 million for the twelve months ended April 30, 2012. Our reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $7,985 million for the twelve months ended October 31, 2011 and $8,381 million for the twelve months ended April 30, 2012, which was 7.0 and 7.4 times our aggregate dividend and interest requirements for the respective period.

On an adjusted basis, our net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes for the twelve months ended October 31, 2011 was $8,497 million and $9,044 million for the twelve months ended April 30, 2012, which was 7.5 and 7.9 times our aggregate dividend and interest requirements for the respective period.

Our financial results for the twelve months ended October 31, 2011 are prepared in accordance with Canadian generally accepted accounting principles and our financial results for the twelve months ended April 30, 2012 are prepared in accordance with International Financial Reporting Standards (collectively “GAAP”). We also utilize non-GAAP financial measures referred to as “adjusted” results to assess each of our businesses and to measure our overall performance. To arrive at adjusted results, we remove “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. We believe that adjusted results provide the reader with a better understanding of how management views our performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used herein are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. Please see the “Financial Results Overview—How the Bank Reports” section of our Annual MD&A and the “How We Performed” section of our Q2 MD&A for a reconciliation between our reported and adjusted results.

PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We may sell the debt securities being offered by this prospectus in four ways: (1) through agents, (2) through underwriters, (3) through dealers and/or (4) directly to one or more purchasers (where permitted by applicable law). Any of these agents, underwriters or dealers may include our affiliates.

We may designate agents from time to time to solicit offers to purchase these securities. We will name any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, and state any commissions we are to pay to that agent in the applicable prospectus supplement. That agent will be acting on a reasonable efforts basis for the period of its appointment or, if indicated in the applicable prospectus supplement, on a firm commitment basis.

If we use a dealer to offer and sell these debt securities, we will sell the debt securities to the dealer, as principal, and will name the dealer in the applicable prospectus supplement. The dealer may then resell the debt securities to the public at varying prices to be determined by that dealer at the time of resale.

There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation.

If so indicated in the applicable prospectus supplement, one or more firms, which we refer to as “remarketing firms,” acting as principals for their own accounts or as agents for us, may offer and sell these debt securities as part of a remarketing upon their purchase, in accordance with their terms. We will identify any remarketing firm, the terms of its agreement, if any, with us and its compensation in the applicable prospectus supplement.

Remarketing firms, agents, underwriters and dealers may be entitled under agreements with us to indemnification by us against some civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by some purchasers to purchase debt securities from us at the public offering price stated in the applicable prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject to only those conditions described in the applicable prospectus supplement, and the applicable prospectus supplement will state the commission payable for solicitation of these offers.

This prospectus may be used by certain of our affiliates in connection with offers and sales of the debt securities in market-making transactions. In a market-making transaction, our affiliates may resell a security it acquires from other holders, after the original offering and sale of the security. Resales of this kind may occur in the open market or may be privately negotiated, at prevailing market prices at the time of the resale or at related or negotiated prices. In these transactions, our affiliates may act as principal or agent, including as agent for the counterparty in a transaction in which our affiliates act as principal. Our affiliates may receive compensation in the form of discounts and commissions, including from both counterparties in some cases.

We do not expect to receive any proceeds from market-making transactions. We do not expect that any of our affiliates that engage in these transactions will pay any proceeds from its market-making resales to us.

Information about the trade and settlement dates, as well as the purchase price, for a market-making transaction will be provided to the purchaser in a separate confirmation of sale. Unless we or an agent informs you in your confirmation of sale that your security is being purchased on its original offering and sale, you may assume that you are purchasing your security in a market-making transaction.

In this prospectus, the term “this offering” means the initial offering of debt securities made in connection with their original issuance. This term does not refer to any subsequent resales of debt securities in market-making transactions.

Conflicts of Interest

To the extent an initial offering of the debt securities will be distributed by an affiliate of the Bank, each such offering of debt securities will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of securities of an affiliate. To the extent an initial offering of the debt securities will be distributed by an affiliate of the Bank, such affiliate will not confirm sales to accounts over which it exercises discretionary authority without the prior specific written approval of its customer.

Following the initial distribution of any of these debt securities, affiliates of the Bank may offer and sell these debt securities in the course of their businesses as broker-dealers. Such affiliates may act as principals or agents in these transactions and may make any sales at varying prices related to prevailing market prices at the time of sale or otherwise. Such affiliates may also use this prospectus in connection with these transactions. None of our affiliates is obligated to make a market in any of these debt securities and may discontinue any market-making activities at any time without notice.

In the event that any FINRA member participates in a public offering of these debt securities the underwriting discounts and commissions on debt securities sold in the initial distribution will not exceed 8% of the offering proceeds.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, Toronto, Ontario, is the external auditor who prepared the Auditors’ Report to Shareholders with respect to the consolidated balance sheet of the Bank as at October 31, 2011 and 2010 and the consolidated statements of income, changes in shareholders’ equity and comprehensive income and cash flows for the years then ended. Ernst & Young LLP is independent with respect to the Bank within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, and the Public Company Accounting Oversight Board, United States.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement, certain legal matters relating to the debt securities offered by a prospectus supplement will be passed upon, on behalf of the Bank, by McCarthy Tétrault LLP, Toronto, Ontario and Simpson Thacher & Bartlett LLP, New York, New York.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST THE BANK, OUR MANAGEMENT

AND OTHERS

We are a Canadian chartered bank. Many of our directors and executive officers, including many of the persons who signed the Registration Statement on Form F-10, of which this prospectus is a part, and some of the experts named in this document, are resident outside the United States, and a substantial portion of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon such persons to enforce against them judgments of the courts of the United States predicated upon, among other things, the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for you to enforce, in original actions brought in courts in jurisdictions located outside the United States, among other things, civil liabilities predicated upon such securities laws.

We have been advised by our Canadian counsel, McCarthy Tétrault LLP, that a judgment of a United States court may be enforceable in Canada if: (a) there is a real and substantial connection between the events, persons and circumstances and the United States proceedings such that the United States court properly assumed jurisdiction; (b) the United States judgment is final and conclusive; (c) the defendant was properly served with originating process from the United States court; and (d) the United States law that led to the judgment is not contrary to Canadian public policy, as that term would be applied by a Canadian court. We are advised that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation (for example, penal or similar awards made by a court in a regulatory prosecution or proceeding) are enforceable in Canada. The enforceability of a United States judgment in Canada will be subject to the requirements that: (i) an action to enforce the United States judgment must be commenced in the Ontario Court within any applicable limitation period; (ii) the Ontario Court has discretion to stay or decline to hear an action on the United States judgment if the United States judgment is under appeal or there is another subsisting judgment in any jurisdiction relating to the same cause of action; (iii) the Ontario Court will render judgment only in Canadian dollars; and (iv) an action in the Ontario Court on the United States judgment may be affected by bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally. The enforceability of a United States judgment in Canada will be subject to the following defenses: (i) the United States judgment was obtained by fraud or in a manner contrary to the principles of natural justice; (ii) the United States judgment is for a claim which under Ontario law would be characterized as based on a foreign revenue, expropriatory, penal or other public law; (iii) the United States judgment is contrary to Ontario public policy or to an order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada) in respect of certain judgments referred to in these statutes; and (iv) the United States judgment has been satisfied or is void or voidable under United States law.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of or incorporated by reference in the registration statement of which this prospectus forms a part: the documents listed in (a) — (d) under “Documents Incorporated by Reference”; the Indenture; the Statement of Eligibility of Trustee; consents of Ernst & Young LLP; consent of McCarthy Tétrault LLP; and Powers of Attorney.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this prospectus supplement, the accompanying prospectus or any pricing supplement and, if given or made, such information or representation must not be relied upon as having been authorized by The Toronto-Dominion Bank or the agent. This prospectus supplement, the accompanying prospectus and any pricing supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in the applicable pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this prospectus supplement, the accompanying prospectus and any pricing supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

The Toronto-Dominion Bank

Senior Medium-Term Notes, Series A

Arranger

TD Securities

June 15, 2012